As filed with the Securities and Exchange Commission on February 27, 2015

1933 Act File No. 333- 187869

1940 Act File No. 811- 02409

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

☒  REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐ Pre-Effective Amendment No.

☒ Post-Effective Amendment No. 4

and

☒  REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY OF 1940

Amendment No. 60

THE MEXICO FUND, INC.

(Exact Name of Registrant as Specified in Charter)

1900 K Street, NW

Washington, DC 20006

(Address of Principal Executive Offices)

(202) 261-7941

(Registrant’s Telephone Number, including Area Code)

Alberto Osorio

President and Chief Executive Officer

The Mexico Fund, Inc.

1900 K Street, NW

Washington, DC 20006

(Name and Address of Agent for Service)

Copies of Communications to:

Sander M. Bieber, Esq.

Dechert LLP

1900 K Street, NW

Washington, DC 20006

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒

It is proposed that this filing will become effective:

☐	When declared effective pursuant to Section 8(c)
☒	On February 27, 2015 pursuant to Rule 486(b) as applied by no-action relief granted to Registrant on December 31, 2013.

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

TITLE OF SECURITIES BEING REGISTERED	AMOUNT BEING REGISTERED (1)	PROPOSED MAXIMUM OFFERING PRICE PER UNIT (1)	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE (1)	AMOUNT OF REGISTRATION FEE (1)(2)
Common Shares
$1.00 par value per share	4,100,000	$35.98	$147,518,000	$20,122

(1)

Estimated solely for the purpose of calculating the registration fee, pursuant to Rule 457(o) under the Securities Act of 1933, as amended based on the average of the high and low sales prices of the Common Shares of beneficial interest on May 15, 2013 as reported on the NYSE. In no event will the aggregate initial offering price of all securities offered from time to time pursuant to a Prospectus Supplement and this Registration Statement exceed $150,000,000.

(2)

The registration fee has been previously paid in connection with the registrant’s initial shelf registration statement filed with the Securities and Exchange Commission on April 11, 2013 and amendment to such registration statement filed on May 20, 2013.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such dates as the Commission, acting pursuant to said Section 8(a), may determine.

THE MEXICO FUND, INC.

CROSS REFERENCE SHEET

BETWEEN ITEMS OF REGISTRATION STATEMENT (FORM N-2) AND

PROSPECTUS PURSUANT TO RULE 495(A)

ITEM NO.	CAPTION	LOCATION IN PROSPECTUS OR STATEMENT OF ADDITIONAL INFORMATION (“SAI”)
1.	Outside Front Cover Page	Front Cover Page
2.	Cover Pages; Other Offering Information	Front Cover Page
3.	Fee Table and Synopsis	Fee Table and Prospectus Summary
4.	Financial Highlights	Financial Highlights
5.	Plan of Distribution	Front Cover Page; Prospectus Summary; The Offer
6.	Selling Stockholders	Not Applicable
7.	Use of Proceeds	Use of Proceeds
8.	General Description of the Registrant	Front Cover Page; Prospectus Summary; The Fund; Investment Objective and Policies; Risk Factors and Special Considerations
9.	Management	Prospectus Summary; Management of the Fund; Custodian and Transfer Agent
10.	Capital Stock, Long-Term Debt, and Other Securities	Front Cover Page; The Fund; Dividends and Capital Gains Distributions; Distribution Reinvestment and Stock Purchase Plan; Taxation
11.	Defaults and Arrears on Senior Securities	Not Applicable
12.	Legal Proceedings	Not Applicable
13.	Table of Contents of the Statement of Additional Information	Not Applicable
14.	Cover Page of SAI	Not Applicable
15.	Table of Contents of SAI	Not Applicable
16.	General Information and History	The Fund; Capital Stock
17.	Investment Objective and Policies	Investment Objective and Policies; Investment Restrictions
18.	Management	Management of the Fund; Advisory Agreement; Fund Services Agreements; Portfolio Transactions and Brokerage
19.	Control Persons and Principal Holders of Securities	Capital Stock—Beneficial Ownership
20.	Investment Advisory and Other Services	Management of the Fund; Advisory Agreement; Fund Service Agreements; Custodian and Transfer Agent
21.	Portfolio Managers	Management of the Fund; Advisory Agreement
22.	Brokerage Allocation and Other Practices	Portfolio Transactions and Brokerage
23.	Tax Status	Taxation in Prospectus
24.	Financial Statements	Financial Statements

PART C OF REGISTRATION STATEMENT

Information required to be included in Part C is set forth under the appropriate item, so numbered in Part C to this Registration Statement.

BASE PROSPECTUS — February 27, 2015

4,100,000 Shares

The Mexico Fund, Inc.

Shares of Common Stock

The Mexico Fund, Inc., a Maryland corporation (the “Fund”), is a non-diversified, closed-end management investment company whose primary investment objective is long-term capital appreciation through investment in securities, primarily equity, listed on the Bolsa Mexicana de Valores, S.A. de C.V. (the “Mexican Stock Exchange” or “Bolsa”). See “Investment objective and policies” and “Investment restrictions” in this prospectus.

The net asset value (“NAV”) per share of the Fund’s common stock at the close of business on February 26, 2015 (the last trading date prior to the date of this prospectus on which the Fund determined its NAV) was $22.78 and the last reported sale price of a Share on the New York Stock Exchange (“NYSE”) on that day was $22.18.

The Fund may offer, from time to time, in one or more offerings, its shares of common stock, par value $1.00 per share (“Shares”). Shares may be offered at prices and on terms to be set forth in one or more supplements to this Prospectus (each, a “Prospectus Supplement”). You should read this Prospectus and the applicable Prospectus Supplement carefully before you invest in Shares.

Shares may be offered directly to one or more purchasers, through agents designated from time to time by the Fund, or to or through underwriters or dealers. The Prospectus Supplement relating to the offering will identify any agents or underwriters involved in the sale of the Shares, and will set forth any applicable purchase price, fee, commission or discount arrangement between the Fund and its agents or underwriters, or among our underwriters, or the basis upon which such amount may be calculated. The Fund may not sell any of the Shares through agents, underwriters or dealers without delivery of a Prospectus Supplement describing the method and terms of the particular offering of the Shares.

This prospectus, together with the Prospectus Supplement, sets forth concisely the information about the Fund that a prospective investor ought to know before investing and should be retained for future reference. Stockholders may obtain additional information about the Fund from the Fund’s reports filed with the Securities and Exchange Commission (the “SEC”). You may obtain a copy of the Fund’s reports filed with the SEC by contacting Alberto Gómez Pimienta, the Fund’s Treasurer, at (+ 52 55) 5282-8900, during Mexico City business hours (10:00 a.m. to 3:00 p.m. and 5:00 to 7:00 p.m. ET) between the hours of 9:00 a.m. and 5:00 p.m. New York City time, Monday-Friday (except holidays). The Fund also makes its reports available free of charge on the Fund’s website at www.themexicofund.com under “Investor Reports.” In addition, the reports filed with the SEC, including material incorporated by reference into this prospectus and the Prospectus Supplement, are available at the SEC’s website at www.sec.gov.

Investors are advised to read this prospectus and the Prospectus Supplement and retain both for future reference.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or the Prospectus Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Unless otherwise indicated, U.S. dollar equivalent information in the prospectus and Prospectus Supplement for the peso as of a specified date is based on the open market exchange rate prevailing in Mexico City published by Bloomberg. On February 26, 2015, the exchange rate was Ps. 14.9972 Mexican pesos per one U.S. dollar, and the daily calculation of the Fund’s NAV, expressed in dollar terms, are determined by using this exchange rate.

Prospectus dated February 27, 2015

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by reference to the more detailed information appearing elsewhere or incorporated by reference in this prospectus and any related Prospectus Supplement. It may not contain all of the information that is important to each stockholder. Accordingly, to understand the offer fully, stockholders are encouraged to read the entire document carefully.

THE OFFER AT A GLANCE

Purpose of the offer

The Board of Directors of the Fund (“Board” or “Board of Directors”) and Impulsora del Fondo México, S.C., the Fund’s investment adviser (the “Investment Adviser”) have determined that it would be in the best interest of the Fund and its stockholders to increase the assets of the Fund available for investment, thereby enabling the Fund to more fully take advantage of available investment opportunities arising as a result of continued positive developments in the Mexican economy and securities market and consistent with the Fund’s investment objective of long-term capital appreciation and in accordance with its efforts to seek out and invest in attractive growth oriented businesses including but not limited to small and medium capitalization companies.

The Board and the Investment Adviser also believe that an increase in the size of the Fund may result in a modest reduction in the Fund’s expense ratio. There can be no assurance that the offer will be successful or that by increasing the size of the Fund, the Fund’s aggregate expenses and, correspondingly, its expense ratio, will be lowered. See “The offer— Purpose of the offer.”

The offer

The Fund may offer, from time to time, in one or more offerings, up to 4,100,000 Shares on terms to be determined at the time of the offering. The Shares may be offered at prices and on terms to be set forth in one or more Prospectus Supplements. The offering price of the Shares will not be less than the sum of the Fund’s NAV at the time the Fund makes the offering plus the per share commission or underwriting discount. You should read this Prospectus and the applicable Prospectus Supplement carefully before you invest in the Shares. The Shares may be offered directly to one or more purchasers, through agents designated from time to time by us, or to or through underwriters or dealers. The Prospectus Supplement relating to the offering will identify any agents, underwriters or dealers involved in the sale of the Shares, and will set forth any applicable purchase price, fee, commission or discount arrangement between the Fund and its agents or underwriters, or among the Fund’s underwriters, or the basis upon which such amount may be calculated. The Fund may not sell any of the Shares through agents, underwriters or dealers without delivery of a Prospectus Supplement describing the method and terms of the particular offering of our Shares.

Use of proceeds

The Fund intends to use the net proceeds from the sale of Shares primarily to invest in accordance with its investment objective and policies. Proceeds will be invested within approximately 60 days of receipt by the Fund, depending on market conditions and the availability of appropriate investment opportunities. See “Use of proceeds.”

THE FUND AT A GLANCE

The Fund

The Fund is a non-diversified, closed-end management investment company organized as a Maryland corporation. As of February 26, 2015 (the last trading date prior to the date of this prospectus on which the Fund determined its NAV), the Fund’s NAV per Share was $22.78 and the last reported sale price of a Share on the NYSE was $22.18. See “The Fund.”

NYSE listed

As of December 31, 2014, the Fund had 15,097,256 Shares issued and outstanding. The Fund’s common stock is traded on the NYSE under the symbol “MXF.” See “The Fund—Description of common stock.”

Investment objective

The Fund’s investment objective is to seek long-term capital appreciation through investment in securities, primarily equity, listed on the Mexican Stock Exchange.

No assurance can be given that the Fund’s investment objective will be achieved. See “Investment objective and policies.”

Investment policies

For as long as the name of the Fund remains The Mexico Fund, Inc., it shall be the non-fundamental policy of the Fund to generally invest at least 80% of its total assets in equity securities listed on the Mexican Stock Exchange, but may reduce its holdings in equity securities listed on the Mexican Stock Exchange below 80% of its total assets for temporary defensive purposes when unusual market or economic conditions occur. This investment policy is a non-fundamental policy which may be changed by the Board of Directors upon 60 days’ prior written notice to stockholders.

The Fund is a non-diversified fund for purposes of the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund has also adopted a policy which permits the Fund to concentrate (i.e., over 25% of the Fund’s total assets) in investments in a particular industry or group of industries based on the representation of that industry or group of industries on a relevant Mexican stock index.

The Fund may invest in Mexican fixed-income securities, bank time deposits of Mexican banks, and short-term repurchase agreements, all of which are peso-denominated and may be dollar-linked (i.e., paid in pesos but with repayment linked to a dollar exchange rate), in order to provide appropriate liquidity to take advantage of market opportunities and meet cash requirements. The Fund may also invest in dollar-denominated deposits and dollar-denominated investments such as U.S. Treasuries, U.S. Agency Securities, Agency Mortgage Backed Securities and Mexican Sovereign Debt. As market or other conditions require, the proportion of the Fund’s assets held in fixed-income securities or bank time deposits may vary. The Fund will not realize capital gains for the sole purpose of making distributions to stockholders. See “Investment objective and policies.”

Managed Distribution Plan and Other Discount Reduction Efforts

On August 12, 2008, the Fund received an exemptive order (the “Order”) from the Securities and Exchange Commission (“SEC”) under Section 19(b) of the 1940 Act, which permits the Fund to distribute long-term capital gains to stockholders more than once per year. Following receipt of the Order, the Board of Directors approved the implementation of a Managed Distribution Plan (“MDP”) to make quarterly cash distributions to stockholders, pursuant to which the Fund currently pays quarterly distributions at an annual rate of 10% of the Fund’s NAV per share recorded on the last business day of the previous calendar year.

The Fund is subject to a number of conditions under the Order, among them that the Fund may not make any public offering of the Fund’s Shares other than (A) a rights offering below NAV to holders of the Fund’s common stock; (B) an offering in connection with a dividend reinvestment plan, merger, consolidation, acquisition, spin-off or reorganization of the Fund; or (C) an offering other than an offering described in conditions (A) and (B) above, unless, with respect to such other offering: (1) the Fund’s annual distribution rate for the six months ending on the last day of the month ended immediately prior to the declaration date of the most recent distribution is no more than one percentage point greater than the Fund’s average annual total return for the five-year period ending on such date; and (2) the transmittal letter accompanying any registration statement filed with the SEC in connection with such offering discloses that the Fund has received an order under Section 19(b) to permit it to make periodic distributions of long-term capital gains with respect to its common stock as frequently as twelve times each year. As of the date of this prospectus, the Fund is in compliance with all conditions of the Order, including the aforementioned condition relating to public offerings. However, circumstances may arise in the future which would prevent this condition from being met, and which could therefore prevent the Fund from issuing Shares.

In addition to the MDP, the Fund continues to maintain and implement as part of its ongoing discount reduction efforts the following strategies: (i) an open market share repurchase policy and (ii) the monthly publication of the Fund’s portfolio of investments. See “Dividends and Capital Gain Distributions” and “Discount Reduction Efforts.”

Investment Adviser

Impulsora del Fondo México, S.C. has acted as the Fund’s Investment Adviser since the Fund’s establishment in 1981. See “Advisory Agreement.”

The Investment Adviser also provides other fund services to the Fund pursuant to an Amended and Restated Fund Services Agreement, amended and restated as of December 6, 2011. See “Fund Services Agreement.”

Compensation of the Investment Adviser

Effective April 1, 2014, the Fund pays the Investment Adviser an advisory fee at the annual rate of 1.00% of the average daily value of the Fund’s net assets up to and including $200 million, 0.90% of the average daily value of the Fund’s net assets on assets in excess of $200 million and up to and including $400 million, 0.80% of the average daily value of the Fund’s net assets on assets in excess of $400 million up to and including $600 million, 0.70% of the average daily value of the Fund’s net assets on assets in excess of $600 million up to and including $800 million and 0.60% of the average daily value of the Fund’s net assets on assets in excess of $800 million (the “Base Fee”), computed based upon the average daily value of the net assets of the Fund and payable within fifteen days after the end of each calendar month.

Beginning on or about April 1, 2015, the Base Fee will be adjusted proportionately upward or downward each day based upon the performance of the Fund’s NAV per share calculated over a rolling 12-month performance period relative to the investment record of the Morgan Stanley Capital International Mexico Index (“MSCI Mexico Index”). A performance adjustment factor will be applied each day a daily fee is calculated to the average net assets of the Fund over the trailing 12-month period. The resulting dollar figure will be added to or subtracted from the Base Fee depending on whether the Fund experienced better or worse performance than the MSCI Mexico Index. If the investment performance of the Fund exceeds the investment record of the MSCI Mexico Index by 2 percentage points or more, the performance adjustment will increase the Base Fee by 0.025% for every percentage point of outperformance. If the investment performance of the Fund trails the investment record of the MSCI Mexico Index by 2 percentage points or more, the performance adjustment will decrease the Base Fee by 0.025% for every percentage point of underperformance. The maximum amount of the performance adjustment in either direction is 0.20%, if the difference between the investment performance of the Fund and the investment record of the MSCI Mexico Index is 10 percentage points or more. See “Advisory Agreement.”

The Investment Adviser will benefit from the offer because its fees are based on the average NAV applicable to Shares of the Fund.

The Fund also pays the Investment Adviser a fee for other fund services, computed at the end of each calendar month on the basis of the average daily value of the net assets of the Fund (as translated into U.S. dollars) for such month, at the annual rate of 0.11% of average daily net assets on assets under management up to $600 million, and at the annual rate of 0.09% of average daily net assets on assets under management above $600 million. The fee will not be lower than the annual amount of $450,000. The fee is payable within fifteen days after the end of each calendar month. See “Fund Services agreement.”

Custodian

The Fund maintains securities listed on the Mexican Stock Exchange in the book-entry system of Indeval, the Mexican central securities depository. BBVA Bancomer, SA acts as the Fund’s custodian for all Fund assets held in Mexico. Comerica Bank is the custodian for all assets held in the United States.

Transfer agent, dividend-paying agent and registrar

American Stock Transfer & Trust Company acts as the Fund’s dividend-paying agent and as transfer agent and registrar for the Fund’s common stock and Distribution Reinvestment and Stock Purchase Plan.

RISK FACTORS AND SPECIAL CONSIDERATIONS AT A GLANCE

Certain matters that you should consider, among others, in connection with the offer are summarized below. For a more complete discussion of the risk factors and special considerations involved in investing in the Fund’s shares, see “Risk factors and special considerations.”

Foreign investments generally

Foreign investments may involve certain considerations and risks not typically associated with domestic investments as a result of, among other things, the possibility of political and economic developments and the level of governmental supervision and regulation of foreign securities markets. In addition, certain foreign markets may be substantially more volatile than the major markets of the United States due to, among other things, the following factors: comparatively unstable political, social and economic conditions, and limited or ineffectual judicial systems; comparatively small market sizes, making securities less liquid and securities prices more sensitive to the movements of large investors and more vulnerable to manipulation; governmental policies or actions, such as high taxes, restrictions on currency movements, trade or diplomatic disputes, creation of monopolies, and the seizure of private property through confiscatory taxation and expropriation or nationalization of company assets; incomplete, outdated, or unreliable information about securities issuers due to less stringent market regulation and accounting standards; comparatively undeveloped markets and weak banking and financial systems; regulatory policies or actions; market inefficiencies, such as higher transaction costs, and administrative difficulties, such as delays in processing transactions; and fluctuations in foreign currency exchange rates, which could reduce gains or widen losses. In addition, foreign taxes could reduce the income available to distribute to stockholders, and special U.S. tax considerations could apply to foreign investments.

Mexico is considered to be an emerging market country. Foreign investment risks typically are greater in emerging markets than in developed markets, for such reasons as social or political unrest, heavy economic dependence on agriculture or exports (particularly commodities), undeveloped or overburdened infrastructures, vulnerability to natural disasters, significant and unpredictable government intervention in markets or the economy, currency devaluations, runaway inflation, environmental problems, and business practices that depart from norms for developed countries and less developed or liquid markets for securities generally.

Reduced market liquidity, as compared to U.S. markets, may also have an adverse effect on market price and the Fund’s ability to dispose of particular instruments when necessary and may make it more difficult for the Fund to obtain accurate market quotations of portfolio securities for valuing the Fund’s portfolio and calculating its NAV. See “Risk factors and special considerations— Foreign investments generally.”

Investment in Mexican securities

Investing in Mexican securities involves certain considerations not typically associated with investing in securities of U.S. issuers, including (1) less liquidity and smaller market capitalization; (2) greater currency fluctuations; (3) higher rates of inflation and domestic interest rates; and (4) less stringent disclosure requirements, less available information regarding Mexican public companies and less active regulatory oversight of Mexican public companies.

The Mexican securities market is not as large or as active as the securities markets in the United States. As of January 31, 2015, the Mexican equity market capitalization was approximately $469 billion compared to the approximately $24 trillion equity market capitalization of NYSE-listed equity securities. Generally, the Mexican securities market is characterized by a relatively small number of actively traded issuers and high price volatility. This may affect the rate at which the Fund is able to invest in listed Mexican securities, the purchase and sale prices for such securities and the timing of conversions, purchases and sales.

There is less publicly available information about the issuers of certain Mexican securities than is regularly published by issuers in the United States, although some Mexican companies whose shares trade in U.S. markets comply with U.S. regulations. Further, financial statements and reported earnings of Mexican companies incorporate the effects of inflation and differ from those of U.S. companies in this respect as well as others. Also, there is generally less government supervision and regulation of exchanges, brokers and issuers in Mexico than there is in the United States. Mexican corporate laws regarding fiduciary responsibility and protection of stockholders are less developed than those in the United States.

The Fund is also subject to the risk of political and economic instability with respect to its investments in Mexico. Enrique Peña Nieto took office as the President of Mexico on December 1, 2012. Shortly thereafter, Mr. Peña Nieto and leaders of the three largest political parties signed the Pact for Mexico, in which they outlined a reform agenda and strategy for the next six years. Mr. Peña Nieto, a member of the Institutional Revolutionary Party (“PRI”) ended a 12-year period during which the National Action Party (“PAN”) held presidential office. Under the new Administration, Mexican Congress has approved the Labor, Public Sector Accounting, Competitiveness Law, Education, Telecommunication, Political, Fiscal and Financial Reforms, which are expected to result in greater flexibility to create jobs, greater transparency, enhanced competition terms and conditions, higher quality teachers, greater competition in the telecommunications sector, re-election of Congress members, higher tax collection and credit penetration, respectively, among other benefits. In addition, the Mexican Congress also approved the Energy Reform, which is the most important economic reform, because of its potential growth, since the North American Free Trade Agreement (NAFTA) was signed in 1994. Several constitutional changes were implemented to allow private sector investments in areas that were reserved exclusively to Petróleos Mexicanos (Pemex), the Mexican state-owned oil company, for the past 75 years. The Energy Reform is expected to reverse eight years of declining oil production and place Mexico within the world’s top five crude oil exporting countries. All these structural reforms are expected to boost Mexico’s economic growth in the medium- and long-term. However, the Investment Adviser cannot be assured that the Mexican political environment will be free of instability in the future. See “Risk factors and special considerations—Risks involved in Mexican investments.”

Risk also exists in regards to the security situation in Mexico and the possibility that government expenditures required to combat the violence may divert resources away from other productive uses, such as economic development and related initiatives. The Fund’s Investment Adviser believes that Mexico’s prevailing stable economic environment, as well as the performance of Mexican listed companies and financial markets, are indicators that investors in Mexico are decoupling the security situation from their investment decisions, and that with the exception of the impact in a few tourist destinations, the security situation has not significantly affected the Mexican economy and financial markets. However, the Investment Adviser cannot state that this will continue to be the case in the future. See “Risk factors and special considerations—Security in Mexico.”

Currency exchange rate fluctuations

The Fund is subject to the risk of a decline in the value of the peso against the U.S. dollar. Because almost all of the securities in the Fund’s portfolio are quoted in pesos, these securities must increase in value at a rate in excess of any rate of decline of the peso against the U.S. dollar in order to avoid a decline in their equivalent U.S. dollar value. Accordingly, a future decline in the value of the peso against the U.S. dollar may result in a corresponding decline in the value of the securities held by the Fund that are denominated in pesos. Adverse developments in the political environment mentioned above could create further fluctuations in the valuation of the peso against the U.S. dollar. The peso has been subject to significant devaluations in the past, and there can be no assurance that similar devaluations will not take place in the future. The Fund does not generally hedge against a decline in the value of the peso. Thus, any decline in the value of the peso may have a direct negative impact on the valuation of the Fund’s securities. See “Risk factors and special considerations—Currency exchange rate fluctuations.”

Discount from NAV

The Fund’s Shares have historically traded in the market at a price which is below the Fund’s NAV. This characteristic of shares of closed-end investment companies is a risk separate and distinct from the risk that the Fund’s NAV will decrease. In the 12-month period ended January 31, 2015, the Fund’s Shares traded in the market at an average discount to NAV of 1.37%. Since November 12, 2014, the Fund has primarily traded at a discount. As of February 26, 2015, the discount was 2.63%. See “Risk factors and special considerations—NAV discount.”

Investments in U.S. dollar-denominated instruments

The Fund may invest in dollar-denominated investments such as U.S. Treasuries, U.S. Agency Securities, Agency Mortgage Backed Securities and Mexican Sovereign Debt. Regarding certain U.S. federal agency securities or government sponsored-entity securities (such as debt securities or mortgage-backed securities issued by Freddie Mac, Fannie Mae, Federal Home Loan Banks, and other government-sponsored entities), although the issuer may be chartered or sponsored by Acts of Congress, the issuer is not funded by congressional appropriations and its securities are neither issued nor guaranteed by the United States Treasury. The U.S. government may not provide financial support to U.S. government agencies, instrumentalities or sponsored enterprises if it is not obligated to do so by law. See “Risk factors and special considerations—Dollar-denominated investments risk.”

Foreign custody

Investment companies generally hold foreign securities and cash in foreign banks and securities depositories, and regulatory oversight over such entities may be limited. The laws of certain countries may put limits on a fund’s ability to recover its assets if a foreign bank, depository or issuer of a security, or any of their agents, goes bankrupt. In addition, it is often more expensive for a fund to buy, sell and hold securities in certain foreign markets than in the United States.

BBVA Bancomer, SA (“Bancomer”), acts as the Fund’s custodian, and S.D. Indeval, S.A. de C.V. (“Indeval”) acts as a securities depository for securities or equivalent book-entries in Mexico. It is the Investment Adviser’s view that Bancomer and Indeval are stable financial institutions unlikely to be subject to the risks described herein. In addition, the Board of Directors reviews and evaluates the Fund’s foreign custody arrangements on an annual basis. See “Risk factors and special considerations—Foreign custody.”

Non-diversified status

The Fund is classified as a “non-diversified” management investment company under the 1940 Act, which means that the Fund is not limited by the 1940 Act as to the proportion of its assets that may be invested in the securities of a single issuer. As a non-diversified investment company, the Fund may invest a greater proportion of its assets in common stock of a smaller number of issuers and, as a result, will be subject to greater risk with respect to its portfolio securities. Although the Fund must diversify its holdings in order to be treated as a regulated investment company under the provisions of the Internal Revenue Code of 1986, as amended (“Code”), the Fund may be more susceptible to any single economic, political or regulatory occurrence than would be the case if it had elected to diversify its holdings sufficiently to be classified as a “diversified” management investment company under the 1940 Act. See “Risk factors and special considerations—Non-diversified status.”

Tax considerations

A portion of the Fund’s net assets is comprised of unrealized capital gains due to the investment performance of many of the Fund’s portfolio holdings over the last several years. Such gains, when realized and distributed, will become taxable to stockholders. Furthermore, there can be no assurance that the investment performance giving rise to such unrealized gains will continue, or that such gains will, in fact, be realized.

Value-added, withholding and/or other taxes may apply to the Fund and its investments, which will reduce the Fund’s return. The Fund intends to elect, when eligible, to “pass-through” to the Fund’s stockholders, as a deduction or credit, the amount of foreign income and similar taxes paid by the Fund. See “Risk factors and special considerations—Tax considerations.”

Concentration risk

The Mexican Stock Exchange is a concentrated market. A large percentage of the value of the Mexican securities market is currently represented by certain industry sectors, in particular, the communications industry. Also, a Mexican individual, Mr. Carlos Slim Helú, has a controlling interest in companies representing over 25% of the market capitalization of the Mexican Stock Exchange. The value of the Mexican Stock Exchange may be subject to greater volatility than markets that are less concentrated. Any factors or events which impact Mr. Slim could have negative repercussions for the issuers in which he holds a controlling interest and the Mexican Stock Exchange as a whole.

The Fund has adopted a concentration policy which permits it to concentrate its investments in any industry or group of industries of the Mexican Stock Exchange Index (or any successor or comparable index, as determined by the Board of Directors to be an appropriate measure of the Mexican market) if, at the time of investment, such industry represents 20% or more of the Index; provided, however, that the Fund will not exceed the Index concentration by more than 5%. Because the Fund’s investments may be concentrated from time to time in certain industries, the value of the Fund may be subject to greater volatility than a fund with a portfolio that is less concentrated. If securities of a particular industry in which the Fund has concentrated fall out of favor, the Fund could underperform against other funds with greater industry diversification. To the extent the Fund concentrates its investments in certain industries in accordance with its concentration policy or is invested in companies which Mr. Slim controls, the Fund will be more susceptible to effects caused by changes in the economic climate, overall market volatility, or regulatory environment which impact these industries and any factors or events affecting Mr. Slim. See “Risk factors and special considerations— Concentration risk.”

Anti-takeover provisions

The Fund has provisions in its charter (“Charter”) and bylaws (“Bylaws”) that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund. The Bylaws provide for a staggered election of Directors, with such Directors divided into three classes, each serving for a term of three years and until their successors are duly elected and qualify. Accordingly, unless removed by stockholders between annual meetings, only those Directors in one class may be changed in any one year, and it would require two years to change a majority of the Board of Directors. The Bylaws also contain certain qualifications for nominees for Director positions and establish certain Board and/or stockholder supermajority approval requirements for certain corporate actions. This system of electing Directors may be regarded as having an anti-takeover effect, and may have the effect of maintaining the continuity of management and thus may make it more difficult for the Fund’s Stockholders to change the majority of Directors.

The Charter of the Fund contains certain provisions that limit the ability of stockholders to remove Directors, provides that the number of Directors may be fixed only by the Board, provides that certain vacancies on the Board of Directors may be filled only by the vote of the remaining Directors, and limits the ability of stockholders to call a special meeting of stockholders. See “Capital stock—Certain provisions of the Maryland General Corporation Law, the Charter and Bylaws.”

Market disruption

Instability in the Middle East and North Africa, such as in Tunisia, Egypt, Iran and Bahrain, and terrorist attacks in the United States and around the world have had a substantial impact on the U.S. and world economies and securities markets. The nature, scope and duration of such instability and events cannot be predicted with any certainty. Terrorist attacks closed some of the U.S. securities markets in 2001, political instability closed the Cairo Stock Exchange in January 2011, and similar events in various jurisdictions cannot be ruled out in the future. War and occupation, political instability, terrorism and related geopolitical risks have led, and may in the future lead, to increased short-term market volatility and may have adverse long-term effects on U.S. and world economies and markets generally. There may also be interruptions in the market beyond the Fund’s control caused by natural disasters, such as weather-related emergencies. These risks may adversely affect individual issuers and securities markets, interest rates, secondary trading, ratings, investor psychology, credit risk, inflation and other factors relating to the Shares and the investments made by the Fund. See “Risk factors and special considerations—Market disruption.”

FUND EXPENSES

Stockholder transaction expenses
Sales load (as a percentage of the subscription price)(1)	1.00%
Offering Expenses (as a percentage of offering price)	0.26%
Distribution Reinvestment and Stock Purchase Plan fees	None

(as a percentage of net assets attributable to the common stock)(2)
Annual expenses
Management fee(3)	0.95%
Administrative fee	0.11%
Interest payments on borrowed funds	0%
Other Expenses	0.51%

Total annual expenses	1.57%

(1)

If the Shares are sold to or through underwriters, the Prospectus Supplement will set forth any applicable sales load and the estimated offering expenses (which may include offering expenses borne by third parties on the Fund’s behalf).

(2)

Fees payable under the Advisory Agreement and Fund Services Agreement are calculated on the basis of the Fund’s average daily net assets. See “Advisory Agreement” and “Fund Services agreement.” “Other expenses” have been estimated for the current fiscal year.

(3)

Beginning on or about April 1, 2015, the Base Fee will be adjusted proportionately upward or downward each day based upon the performance of the Fund’s NAV per share calculated over a rolling 12-month performance period relative to the investment record of the MSCI Mexico Index. The annual management fee under this structure can range from 0.75% to 1.15% of average daily net assets based upon the Fund’s performance relative to the MSCI Mexico Index. See “Terms of the Advisory Agreement.”

Hypothetical example

An investor would directly or indirectly pay the following expenses on a $1,000 investment in the Fund, assuming a 5% annual return:

1 Year	3 Years	5 Years	10 Years
$16.10	$49.96	$86.15	$187.93

This hypothetical example assumes that all dividends and other distributions are reinvested at NAV and that the percentage amounts listed under “Annual expenses” above remain the same in the years shown. The above tables and the assumption in the hypothetical example of a 5% annual return are required by regulation of the SEC applicable to all investment companies; the assumed 5% annual return is not a prediction of, and does not represent, the projected or actual performance of the Fund’s Shares. For more complete descriptions of certain of the Fund’s costs and expenses, see “Management of the Fund,” “Advisory Agreement” and “Fund Services agreement.”

The hypothetical example should not be considered a representation of future expenses or rate of return and actual Fund expenses may be greater or less than those shown.

FINANCIAL HIGHLIGHTS

The financial highlights information for the years ended October 31, 2014, 2013, 2012, 2011 and 2010 have been derived from the Fund’s financial statements, audited by PricewaterhouseCoopers LLP, whose report, along with the Fund’s financial statements, are incorporated by reference in this prospectus. The financial highlights information for the years ended prior to October 31, 2010 are derived from the Fund’s audited financial statements that are not included or incorporated by reference in this prospectus.

The Mexico Fund, Inc.

Financial Highlights

	For the Year Ended October 31,

	2014	2013	2012	2011	2010	2009	2008	2007	2006	2005
Per Share Operating Performance:
Net asset value, beginning of year	$28.30	$28.66	$25.37	$29.50	$22.97	$19.41	$51.23	$42.43	$31.65	$21.92

Net investment income *	0.09	0.08	0.12	0.24	0.17	0.06	0.15	0.54	0.30	0.23
Net gain (loss) on investments and translation of foreign currency *	1.24	2.47	5.78	(1.34)	8.48	6.71	(24.61)	15.45	13.37	10.20

Total from investment operations *	1.33	2.55	5.90	(1.10)	8.65	6.77	(24.46)	15.99	13.67	10.43

Less Dividends and Distributions:
Dividends to stockholders from net investment income	(0.14)	(0.15)	(0.13)	(0.10)	(0.11)	(0.06)	(0.65)	(0.34)	(0.63)	(0.13)
Distributions to stockholders from net realized gain on investments	(2.87)	(2.79)	(2.48)	(2.94)	(2.24)	(3.25)	(6.52)	(3.64)	(2.28)	(0.58)

Total dividends and distributions	(3.01)	(2.94)	(2.61)	(3.04)	(2.35)	(3.31)	(7.17)	(3.98)	(2.91)	(0.71)

Capital Share Transactions:
Effect on NAV of stock repurchased	-	-	-	0.01	0.21	0.10	0.01	0.03	0.02	0.01
Payment of short-swing profit ****	-	-	-	-	0.02	-	-	-	-	-
Anti-dilutive (dilutive) effect resulting from issuance of fund shares	0.05	0.03	-	-	-	-	(0.20)	(3.24)	-	-

Total capital share transactions	0.05	0.03	-	0.01	0.23	0.10	(0.19)	(3.21)	0.02	0.01

Net asset value, end of period	$26.67	$28.30	$28.66	$25.37	$29.50	$22.97	$19.41	$51.23	$42.43	$31.65

Market value per share, end of period	$26.92	$28.81	$27.59	$23.53	$26.87	$20.07	$16.56	$45.20	$36.91	$28.10

Total investment return based on market value per share **	3.99%	14.50%	30.08%	(1.76)%	47.13%	48.59%	(54.43)%	37.03%	44.14%	55.64%
Ratios to Average Net Assets:
Expenses	1.57%	1.42%	1.49%	1.42%	1.47%***	1.72%	1.15%	1.07%	1.20%	1.38%
Net investment income	0.29%	0.26%	0.43%	0.83%	0.64%	0.35%	0.38%	1.26%	0.87%	0.84%
Supplemental Data:
Net assets at end of year (in 000’s)	$402,529	$398,517	$382,960	$339,050	$395,337	$330,232	$351,311	$974,746	$646,971	$534,654
Portfolio turnover rate	39.36%	35.53%	30.94%	25.18%	29.96%	51.15%	23.91%	35.70%	14.50%	29.24%

*                 Amounts were computed based on average shares outstanding during the period.

**               Total investment return is calculated assuming a purchase of common stock on the opening of the first day and a sale on the last business day of each year reported. Dividends and distributions, if any, are assumed to be reinvested in accordance with the Fund’s Distribution Reinvestment and Stock Purchase Plan.

***             Net of expense reimbursement representing 0.02%.

****           Represents payment made to the Fund by a Fund Director for profits realized by the Fund Director on sales of the Fund’s Shares made within a period of less than six months from purchase.

Note: Contained above is operating performance for a Share of common stock outstanding, total investment return, ratios to average net assets of stockholders and other supplemental data for each of the years indicated. This information has been determined based upon financial information provided in the financial statements and market value data for the Fund’s Shares.

THE OFFER

Purpose of the offer

The Board of Directors and the Investment Adviser have determined that it would be in the best interest of the Fund and its stockholders to increase the assets of the Fund available for investment. In connection with the Board’s consideration of any potential offer, the Investment Adviser will present information regarding recent and future developments in the Mexican securities market. Proceeds from any potential offer would allow the Fund to capitalize further on the continued expansion and positive returns of the Mexican Stock Exchange without the disposition of current favorable investments.

An increase in the assets of the Fund available for investment would enable the Fund to more fully take advantage of available investment opportunities arising as a result of any continuing positive developments in Mexico and the Mexican securities market. Due to what the Investment Adviser believes to be a combination of recently approved reforms and positive economic, regulatory and securities market developments in an environment of prolonged economic stability, the Fund’s Board and the Investment Adviser believe that the next several years may present an opportune time to raise assets for investment in companies listed on the Mexican Stock Exchange.

In recent years, inflation, interest rates and foreign exchange rates in Mexico have remained comparatively stable while Mexico has at the same time experienced modest gross domestic product (GDP) growth. Moreover, the investment grade rating on Mexican government securities appears to reflect an increase in the perceived creditworthiness of the Mexican government. The Investment Adviser believes that this stabilization of the Mexican economy, along with expected positive results from the approved reforms of the current administration and the significant international expansion of several Mexican companies have been important drivers of economic and investment performance in Mexico.

Furthermore, the Investment Adviser believes that stock valuations remain at high levels relative to developed U.S., European and Asian economies. As a consequence of improved political, economic and structural market dynamics, global assets invested in Latin America have continued to increase as a percentage of overall equity investment. Moreover, in recent months international investors have perceived Mexico as an attractive and safe destination for investments, given its solid macroeconomic environment, which includes, among other factors, controlled inflation, healthy public sector finances, steady economic growth near 3% per year, a freely floating currency and balanced external accounts. These factors contrast with the difficult economic environment currently prevailing in Europe and other Latin American countries. The valuation of Mexican listed companies presenting attractive growth rates, low leverage levels and strong corporate governance practices have been favored by investors. In 2014, Mexican corporations and Real Estate Investment Trusts (REITs) raised approximately $6.6 billion in five IPOs and eight follow-on offerings.

The Fund’s Board of Directors and the Investment Adviser believe that increasing Fund assets available for investment should result in a modest lowering of the Fund’s expenses as a percentage of average net assets because fixed costs of the Fund can be spread over a larger asset base, although such expense reductions cannot be guaranteed.

USE OF PROCEEDS

The Fund anticipates that it will be able to invest substantially all of the net proceeds of an offering in accordance with its investment objectives and policies within approximately 60 days after receipt by the Fund, depending on market conditions and the availability of appropriate securities. Pending such investment, the Fund anticipates investing the proceeds in high-quality, short-term repurchase agreements collateralized with obligations of the Mexican federal government. The Fund invests in an emerging market whose liquidity may delay the investment of the proceeds in a manner consistent with the Fund’s investment objective. See “The offer—Purpose of the offer,” “Investment objective and policies” and “Investment restrictions.”

THE FUND

The Fund is a non-diversified, closed-end management investment company registered under the 1940 Act. The Fund was incorporated under the laws of the State of Maryland on January 13, 1981 and was the first publicly offered United States registered investment company organized to invest primarily in Mexican equity securities listed on the Bolsa. The Fund’s investment objective is long-term capital appreciation through investment in securities, primarily equity, listed on the Mexican Stock Exchange. No assurance can be given that the Fund’s investment objective will be achieved.

Description of common stock

The Fund is authorized to issue 150,000,000 Shares. Each Share has equal voting, dividend, distribution and liquidation rights. The Shares outstanding are, and the Shares offered hereby, when issued will be, fully paid and non-assessable. Shares are not redeemable and have no preemptive rights, conversion rights, cumulative voting rights, or (except with respect to appraisal rights arising in connection with the Maryland Control Share Acquisition Act discussed below), appraisal rights.

The number of Shares outstanding as of January 31, 2015 was 15,097,256.

The Fund’s Shares are publicly held and are listed and traded on the NYSE. The following table sets forth, for the quarters indicated, the highest and lowest daily closing prices per Share of common stock on the NYSE and other U.S. consolidated markets, and the NAV per Share and the premium to or discount from NAV on the date of each of the high and low market prices. The table also sets forth the number of shares of common stock traded on the NYSE and other U.S. consolidated markets during the respective quarters.

	NAV per Share on Date of Market Price High and Low (1)		Market Price per Share (2)		%Premium/ (Discount) on Date of Market Price High and Low (3)		Trading Volume (4)

During Quarter Ended	High	Low	High	Low	High	Low

January 31, 2013	$32.38	$28.04	$32.81	$25.35	1.33	(9.59)	2,684,171

April 30, 2013	$34.05	$31.35	$38.23	$30.50	12.28	(2.71)	6,413,196

July 31, 2013	$33.16	$26.97	$36.55	$27.49	10.22	1.93	3,386,379

October 31, 2013	$31.72	$27.42	$32.40	$27.23	2.14	(0.69)	2,826,114

January 31, 2014	$28.63	$26.96	$31.29	$27.31	9.29	1.30	3,621,785

April 30, 2014	$27.32	$25.17	$27.76	$24.78	1.61	(1.55)	3,619,088

July 31, 2014	$28.79	$26.75	$28.93	$26.44	0.49	(1.16)	2,566,111

October 31, 2014	$28.30	$25.41	$28.36	$25.08	0.21	(1.30)	3,679,953

January 31, 2015	$26.54	$21.30	$26.75	$19.97	0.79	(6.24)	4,558,681

(1)	Source: Impulsora del Fondo México, S.C. Represents the highest and the lowest NAV per Share for the respective quarter based on the NAV calculated at the end of the business day.

(2)	Source: Impulsora del Fondo México, S.C. with figures obtained from the NYSE and other U.S. consolidated markets.

(3)	Source: Impulsora del Fondo México, S.C. Represents the high/low premium or discount from NAV of the Shares for the respective quarter based on the Share price and NAV at the end of the business day.

(4)	Source: Impulsora del Fondo México, S.C. with figures obtained from the NYSE and other U.S. consolidated markets.

At the close of business on February 26, 2015, the NAV per Share was $22.78 and the last reported sale price of a Share on the NYSE was $22.18, representing a 2.63% discount from such NAV.

INVESTMENT OBJECTIVE AND POLICIES

Investment objective

The Fund’s investment objective is long-term capital appreciation through investment in securities, primarily equity, listed on the Mexican Stock Exchange. The Fund’s investment objective may not be changed without the approval of the holders of a majority of the outstanding Shares. A majority vote, as defined by the 1940 Act, means the affirmative vote of the lesser of (i) 67% of the relevant Shares represented at a meeting at which more than 50% of such Shares are represented or (ii) more than 50% of the relevant Shares.

Investment policies

Generally

To achieve its investment objective, the Fund will generally invest at least 80% of its total assets in equity securities listed on the Mexican Stock Exchange, but may reduce its holdings in equity securities listed on the Mexican Stock Exchange below 80% of its total assets for temporary defensive purposes when unusual market or economic conditions occur. This investment policy is a non-fundamental policy which may be changed by the Board of Directors upon 60 days’ prior written notice to stockholders.

The Fund may also invest in fixed-income securities and bank time deposits of Mexican banks, all of which are peso-denominated and may be dollar-linked (i.e., paid in pesos but with repayment linked to a dollar exchange rate), in order to provide appropriate liquidity to take advantage of market opportunities and meet cash requirements. The Fund may also invest in dollar-denominated deposits and dollar-denominated investments such as U.S. Treasuries, U.S. Agency securities, Agency Mortgage-Backed Securities and Mexican Sovereign Debt. As market or other conditions require, the proportion of the Fund’s assets held in fixed-income securities or bank time deposits may vary. The Fund will not realize capital gains for the sole purpose of making distributions to stockholders.

The Fund’s assets are spread over a broad spectrum of the Mexican economy. Industries in which the Fund currently invests include building materials, communications, construction and infrastructure, financial groups, food and beverages, mining, consumer products, retail stores, chemical and petrochemical products, and services, among others.

Concentration policy

The Fund has adopted a fundamental policy which permits it to concentrate its investments in any industry or group of industries of the Mexican Stock Exchange Index (or any successor or comparable index as determined by the Board of Directors to be an appropriate measure of the Mexican market) if, at the time of investment, such industry represents 20% or more of the Index; provided, however, that the Fund will not exceed the Index concentration by more than 5%. As of January 31, 2015, no industry group represents 20% or more of the value of the securities included in the Mexican Stock Exchange Index. The Investment Adviser continually evaluates the Fund’s concentration and may choose to concentrate in any industry group in the future subject to this concentration policy.

Repurchase agreements, securities lending and borrowing

The Fund may enter into repurchase agreements with banks and broker-dealers pursuant to which the Fund may acquire a security for a relatively short period (usually no more than a week) subject to the obligations of the seller to repurchase and the Fund to resell such security at a fixed time and price. The Investment Adviser monitors the value of such securities daily to determine that the value equals or exceeds the repurchase price. Under the 1940 Act, repurchase agreements are considered to be loans made by the Fund which are collateralized by the securities subject to repurchase. Repurchase agreements may involve risks in the event of default or insolvency of the seller, including possible delays or restrictions upon the Fund’s ability to dispose of the underlying securities. The Fund will enter into repurchase agreements only with parties who meet creditworthiness standards approved by the Fund’s Board of Directors, i.e., banks or broker-dealers which have been determined by the Investment Adviser to present no serious risk of becoming involved in bankruptcy proceedings within the time frame contemplated by the repurchase transaction.

To generate income, the Fund may also lend portfolio securities to borrowers, although it has not done so since 1999 and has no present intention to enter into any securities lending arrangement. Any such loans must be secured by collateral (consisting of any combination of cash, U.S. Government securities, irrevocable letters of credit and other high-quality debt securities) in an amount at least equal (on a daily marked-to-market basis) to the current market value of the securities loaned. The Fund may terminate the loans at any time and obtain the return of the securities. The Fund will continue to receive any interest or dividends paid on the loaned securities and will continue to have voting rights with respect to the securities. In connection with the lending of its portfolio securities, the Fund is exposed to the risk of delay in recovery of the securities loaned or possible loss of right in the collateral should the borrower become insolvent.

The Fund has the ability to borrow money to the extent permitted, or as not prohibited, by the 1940 Act. The 1940 Act requires the Fund to maintain “asset coverage” of not less than 300% of its “senior securities representing indebtedness,” as those terms are defined and used in the 1940 Act.

In selecting securities for the Fund, the Investment Adviser normally will consider the following factors, among others: (i) the Investment Adviser’s own evaluations of the market value, cash flow, earnings per share and other fundamental aspects of the underlying assets and business of the company; (ii) the potential for capital appreciation of the securities; (iii) the prices of securities relative to other comparable securities; (iv) the composition of the portfolio; (v) corporate governance practices; (vi) quality of management; (vii) associations with leading international companies; and (viii) vulnerability to external events. The Investment Adviser utilizes its own internal financial, economic and credit analysis resources as well as information from other sources to seek investments in industries and companies that the Investment Adviser believes have overall growth prospects and a strong competitive position in domestic and/or export markets. The Investment Adviser maintains specific research files for each listed company in which the Fund may invest or has invested that include, among other information, analysis of the economic sector, financial information, business performance, market share, management, investment programs, competition, identified risks, sales and profits forecasts.

The investment-decision process includes daily review of the market and of relevant information regarding listed companies in which the Fund may invest or has invested. This process also involves weekly meetings among the Director General of the Investment Adviser and his appropriate staff, plus, when required, meetings and discussions with company executives. The research personnel of the Investment Adviser visit companies included in the Fund’s portfolio, target companies for review regularly and attend most stockholder meetings. Additionally, companies and brokerage houses doing “road shows” to offer new equity securities or to keep investors informed often visit the Investment Adviser. Personnel of the Investment Adviser also participate in joint meetings with listed companies organized by brokerage houses for clients and analysts and regular conference calls prepared by specific issuers.

Investment in foreign issuers not organized in Mexico but listed on the Mexican Stock Exchange

The Fund may invest 20% of its assets in issuers that are listed on the Mexican Stock Exchange, but which are organized outside of Mexico, provided each such issuer has a subsidiary organized in Mexico.

INVESTMENT RESTRICTIONS

The Fund has elected to be classified as a non-diversified closed-end management investment company and will invest its assets only in a manner consistent with this classification under applicable law. The Fund’s investment objective and the following investment policies and restrictions are fundamental policies of the Fund and may not be changed without the approval of (i) more than two-thirds of the Fund’s outstanding Shares present at a meeting at which holders of more than 50% of the outstanding Shares are present in person or by proxy or (ii) more than 50% of the Fund’s outstanding Shares, whichever is less:

(1)

As to 50% of its assets, the Fund may not (a) invest more than 5% of its assets (at the time of such purchase) in the securities of any one issuer, or (b) purchase more than 10% of the voting equity securities (at the time of such purchase) of any one issuer. The Fund may not, however, invest more than 25% of its assets in short-term debt certificates and other obligations of the Mexican Federal Government.

(2)

The Fund may concentrate its investments in any industry or group of industries of the Mexican Stock Exchange Index (or any successor or comparable index as determined by the Board of Directors to be an appropriate measure of the Mexican market) if, at the time of investment, such industry represents 20% or more of the Index; provided, however, that the Fund will not exceed the Index concentration by more than 5%.

(3)	The Fund may not invest in real estate or real estate mortgages.

(4)

The Fund may issue senior securities (as defined in the 1940 Act) or borrow through bank loans in an amount not in excess of 33 1/3% of the Fund’s assets (including the amount represented by such senior securities or borrowing).

(5)	The Fund may purchase on margin, write put or call options and engage in short sales of securities not owned by the Fund.

(6)	The Fund may not purchase commodities or commodities contracts.

(7)	The Fund may not act as an underwriter of securities of other issuers (except in connection with the sale of subscription rights issued by portfolio companies).

(8)

The Fund may not make loans other than through the purchase of publicly traded fixed-income securities or short-term obligations of publicly held Mexican corporations. The Fund may lend its securities, provided that the loan is secured continually by collateral in an amount at least equal to the current market value of the securities loaned and the Fund will receive any interest or dividends paid on the loaned securities. Such collateral may consist of U.S. dollars, securities issued or guaranteed by the United States Government or its agencies or instrumentalities (“U.S. Government securities”) or irrevocable stand-by letters of credit issued by a bank. The Fund may invest such cash collateral in short-term liquid U.S. money market securities, including but not limited to, U.S. Government securities, commercial paper and floating rate notes of U.S. issuers.

The following operating policies of the Fund may not be modified without the approval of two-thirds of the Fund’s Board of Directors.

1. The Fund may not issue senior securities as defined in the 1940 Act, and may not borrow through bank loans in an amount in excess of 10% of the Fund’s total assets (and then only to meet temporary cash needs).

2. The Fund may not purchase on margin, write put or call options and engage in short sales of securities not owned by the Fund.

3. The Fund may not make loans other than through the purchase of publicly traded fixed-income securities or short-term obligations of publicly held Mexican corporations.

RISK FACTORS AND SPECIAL CONSIDERATIONS

This prospectus contains certain forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of uncertainties set forth below and elsewhere in the prospectus. Investing in the Shares involves certain risks and considerations not typically associated with investing in the United States. The following discusses risks and special considerations with respect to the offer and with respect to an investment in the Fund.

Foreign investments generally

Foreign investments may involve certain considerations and risks not typically associated with those of U.S. equity securities as a result of, among others:

•	generally less liquid and less efficient securities markets and smaller market capitalizations;

•	generally greater price volatility;

•	exchange rate fluctuations and exchange controls and the costs associated therewith;

•	currency fluctuation;

•	imposition of restrictions on the expatriation of funds or other assets;

•	less publicly available information about issuers;

•	the imposition of taxes;

•	higher transaction and custody costs;

•	settlement delays and risk of loss;

•	difficulties in enforcing contracts;

•	difficulties in obtaining or enforcing a court judgment;

•	lesser governmental regulation of the securities markets;

•	different accounting, auditing, financial and disclosure standards;

•	governmental interference;

•	higher inflation;

•	social, economic and political uncertainties;

•	the risk of expropriation of assets; and

•	the risk of war.

Mexico is considered to be an emerging market country. Investing in an emerging market country subjects the Fund to greater risk of loss than investing in developed countries. This is due to, among other things, greater market volatility, lower trading volume, political and economic instability, greater risk of market shut down and more governmental limitations on foreign investment policy than those typically found in a developed market.

The economy of an individual emerging market country may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross domestic product, rate of inflation, currency depreciation, capital reinvestment, resource self-sufficiency and balance of payments position. Further, the economies of developing countries are generally heavily dependent upon international trade and, accordingly, have been and may continue to be adversely affected by trade barriers, exchange controls, managed adjustments in relative currency values and other protectionist measures imposed or negotiated by the countries with which they trade. These economies have also been and may continue to be adversely affected by economic conditions in the countries with which they trade.

Foreign investment in certain emerging market issuers is restricted or controlled to varying degrees. These restrictions or controls may at times limit or preclude foreign investment in certain emerging market issuers and increase Fund costs and expenses. Certain emerging market countries require governmental approval prior to investments by foreign persons in a particular issuer, limit the amount of investment by foreign persons in a particular issuer, limit the investment by foreign persons only to a specific class of securities of an issuer that may have less advantageous rights than the classes available for purchase by nationals of the country and/or impose additional taxes on foreign investors. Certain emerging market countries may also restrict investment opportunities in issuers in industries deemed important to national interests. See “—Risks involved in Mexican investments” below.

Reduced secondary market liquidity may have an adverse effect on market price and the Fund’s ability to dispose of particular instruments when necessary. Reduced secondary market liquidity for certain emerging market issuer securities may also make it more difficult for the Fund to obtain accurate market quotations for purposes of valuing the Fund’s portfolio and calculating its NAV. Market quotations are generally available on many emerging market issuer securities only from a limited number of dealers and may not necessarily represent firm bids of those dealers or prices for actual sales.

Risks involved in Mexican investments

Investment in Mexican securities involves special considerations and risks that are not as frequently associated with investments in U.S. securities, including (1) lesser liquidity and smaller market capitalization of the Mexican securities markets; (2) currency fluctuations; (3) higher rates of inflation and domestic interest rates; and (4) less stringent disclosure requirements, less available information regarding Mexican public companies and less active regulatory oversight of Mexican public companies.

Market illiquidity, volatility

Although one of the largest in Latin America by market capitalization, the Mexican Stock Exchange is substantially smaller, less liquid and more volatile than the major securities markets in the United States. As of January 31, 2015, the aggregate market value of equity securities listed on the Mexican Stock Exchange was approximately $469 billion, compared to approximately $24 trillion for NYSE-listed equity securities. Additionally, prices of equity securities traded on the Mexican Stock Exchange are generally more volatile than prices of equity securities traded on the NYSE. The combination of price volatility and the relatively limited liquidity of the Bolsa may have an adverse impact on the investment performance of the Fund.

Market corrections

Although less so in recent times, the Mexican securities market has been subject to periodic severe market corrections. During the global market correction of 2008, the Mexican Bolsa Index declined 64.5%. Due to the high concentration of investors, issuers and intermediaries in the Mexican securities market and the general high volatility of the Mexican economy, the Mexican securities market may be subject to more severe market corrections than more broadly based markets. As is the case with investing in any securities market, there can be no assurance that market corrections will not occur again.

The Mexican economy

Mexico has healthy public sector finances, with a modest fiscal deficit that is equivalent to 3.6% of GDP as of September 2014 and that is expected by private sector economists to decrease to 3.5% of GDP during 2015 and to 3.2% in 2016. GDP registered positive growth rates of 4.0% in both 2011 and 2012 and 1.4% and 2.1% during 2013 and 2014, respectively, and is currently expected by analysts to grow 3.3%, 3.8% and 4.0% for 2015, 2016 and 2017, respectively. Mexico’s economic resilience continues to attract direct foreign investment, although at a lower pace than in the past due to the global deceleration. There is also growing confidence of foreign investors in Mexico’s public sector bond and money markets, as the amount that foreigners invested in these instruments increased from $24 billion in 2009 to a record $144 billion during

2014. The Mexican government continues to issue fixed-rate, 30-year bonds, denominated in pesos every six weeks. Nevertheless, in the past the Mexican economy has experienced peso devaluations, significant rises in inflation and domestic interest rates and other economic instability and there can be no assurance that the economy will remain stable. In addition, although Mexico has exhibited in the last few years positive market indicators in terms of GDP growth, long-term interest rates, current account deficits, exports, and foreign investment, there is no assurance that these trends will continue. Overt unemployment continues to exist at levels of 3.8% as of December 2014. The economy has recently witnessed significant increases in agriculture, transportation and mining activity and, despite tax increases since January 2014 from the fiscal reform, inflation remains under control as of January 31, 2015 at 3.1%.

Oil and other commodity prices

Mexico’s economy is highly dependent on oil. During 2013, total oil income represented 7.5% of GDP and approximately 30.5% of public sector revenues as of December 31, 2014. As a result, the Mexican economy is particularly susceptible to fluctuations in the price of oil and currency fluctuations. If global economic conditions worsen, prices for Mexican oil may experience increased volatility, affecting growth and public finances.

As a result of the recent decline in the price of oil, Mexico´s Ministry of Finance announced at the end of January 2015, public expenditure cuts in the amount of Ps. $124 billion (equivalent to 0.7% of Mexico´s GDP) to offset the drop in oil prices, despite having a significant portion of oil exports hedged at $79 USD/per barrel for 2015.

Political factors

Mexico is a federal, democratic republic with a tripartite division of powers: executive, legislative and judicial. The chief executive is the President, who is elected by popular vote for a period of six years and who may not be re-elected. There are three primary political parties, the PRI, the PAN and the Partido de la Revolucion Democratica (“PRD”). President Enrique Peña Nieto of the PRI took office on December 1, 2012.

Shortly thereafter, Mr. Peña Nieto and leaders of the three largest political parties signed the Pact for Mexico, in which they outlined a reform agenda and strategy for the next six years. Mr. Peña Nieto ended a 12-year period of control by PAN Presidents. Under the new Administration, Mexican Congress has approved the Labor, Public Sector Accounting, Competitiveness Law, Education, Telecommunication, Political, Fiscal and Financial Reforms, which are expected to result in greater flexibility to create jobs, greater transparency, enhanced competition terms and conditions, higher quality teachers, greater competition in the telecommunications sector, re-election of Congress members, higher tax collection and credit penetration, respectively, among other benefits. In addition, the Mexican Congress also approved the Energy Reform, which is the most important economic reform, because of its potential growth, since the North American Free Trade Agreement (NAFTA) was signed in 1994. Several constitutional changes were implemented to allow private sector investments in areas that were reserved exclusively to Petróleos Mexicanos (Pemex), the Mexican state-owned oil company, for the past 75 years. The Energy Reform is expected to reverse eight years of declining oil production and place Mexico within the world’s top five crude oil exporting countries. All these structural reforms are expected to boost Mexico’s economic growth in the medium- and long-term. However, this may or may not be the case. The Fund cannot predict whether positive changes in Mexican governmental and economic policy will result from the change in presidential administration. Any such changes, if they occur, could instead adversely affect economic conditions in Mexico. The impact of future events and changes and any political and economic instability in Mexico on the Fund cannot be predicted, although they may have an adverse effect on the Fund’s internal operations and performance. The Investment Adviser cannot be assured that the Mexican political environment will be free of instability in the future. See “Risk factors and special considerations—Risks involved in Mexican investments.”

Security in Mexico

The Fund’s Board of Directors and Investment Adviser recognize that investors may be worried about the security situation in Mexico, particularly after recent corruption scandals within the Federal Government and the September 26, 2014 disappearance of 43 students in the southern state of Guerrero, which has raised international concerns and resulted in a wave of demonstrations and some riots across Mexico. On November 27, 2014, President Enrique Peña Nieto announced a ten-step plan aimed at improving security and the rule of law. Among the changes announced is a new bill aimed at protecting local authorities against organized crime, the reduction of 1,800 municipal police forces to 32 state police corporations and the creation of special economic areas in the states of Guerrero, Michoacán, Oaxaca and Chiapas aimed at developing an infrastructure to help create jobs and mitigate poverty. The Fund’s management believes that winning the war against organized crime is the most important challenge that the administration of President Peña Nieto is currently facing.

Mexican securities laws and accounting rules

There is less publicly available information about the issuers of Mexican securities than is regularly published by issuers in the
United States.

In July 2010, the Mexican government enacted the Federal Law for Protection of Personal Data Held by Private Persons (Ley Federal de Protección de Datos Personales en Posesión de los Particulares) that protects personal data collected and requires that companies in Mexico ensure the confidentiality of information received from clients. The Fund can provide no assurances as to how this legislation will be interpreted and how strictly Mexican authorities will enforce its application. However, if strictly interpreted and enforced, this legislation could have a material adverse effect on securities the Fund holds, including increasing operating costs for operating companies and subjecting such companies to fines and penalties in the event of violations of the provisions of the law. Given the current environment affecting the financial services sector, there may be future changes in the regulatory system or in the interpretation and enforcement of the laws and regulations that could adversely affect Mexican companies, including operating costs and margins.

In September 2010, the Basel Committee on Banking Regulations and Supervisory Practices (“Basel Committee”) proposed comprehensive changes to the capital adequacy framework, known as Basel III. On December 16, 2010 and January 13, 2011, the Basel Committee issued its final guidance on a number of regulatory reforms to the regulatory capital framework in order to strengthen minimum capital requirements, including the phasing out of innovative Tier 1 and 2 Capital instruments with incentive-based redemption clauses and implementing a leverage ratio on institutions in addition to current risk-based regulatory requirements. In June 2011, the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores or CNBV) distributed an outline of the projected implementation of Basel III standards in Mexico, which is expected to result in changes to Mexican regulations, that are likely to result in new requirements in respect of regulatory capital, liquidity/funding and leverage ratios, which may impact the profitability of financial service companies and banks.

Although the Fund and the Investment Adviser are subject to service of process in the United States, the Fund has been advised by its Mexican counsel that there is doubt as to the enforceability in Mexican courts of liabilities predicated solely upon the U.S. securities laws, whether or not such liabilities are based upon judgments of courts in the United States. Moreover, bankruptcy and creditors’ rights laws in Mexico are less developed and it may be more difficult to obtain a judgment in a court in Mexico than in the
United States.

Currency exchange rate fluctuations

As a non-fundamental policy, the Fund will generally invest at least 80% of its total assets in equity securities listed on the Mexican Stock Exchange, but may reduce its holdings in equity securities listed on the Mexican Stock Exchange below 80% of its total assets for temporary defensive purposes when unusual market or economic conditions occur.

Currency exchange rates can fluctuate significantly over short periods and can be subject to unpredictable changes based on a variety of factors including political developments and currency controls by foreign governments. Historically, the peso has been subject to significant devaluations, and there can be no assurance that similar devaluations will not take place in the future. Although the peso increased its value against the U.S. dollar by 5.7% and 6.1% in 2009 and 2010, respectively, in 2011 it devalued by 11.5% and during 2012 it appreciated 8.4% to Ps. 12.85 per dollar. In 2013 and 2014, the peso devalued again by 1.4% and 11.6%, respectively, to Ps. 14.75. During January 2015, volatility has prevailed in international financial markets and several currencies have depreciated against the U.S. dollar. The Mexican peso devalued 1.5% during January 2015, from Ps. 14.75 at the end of 2014 to Ps. 14.98 on January 31, 2015. The Mexican Central Bank may from time to time intervene in the foreign exchange market in an attempt to minimize volatility and support an orderly market. The Mexican Central Bank and the Mexican government have also promoted market-based mechanisms for stabilizing foreign exchange rates and providing liquidity to the exchange market, such as using over-the-counter derivatives contracts and publicly-traded futures contracts. The Fund cannot be assured that such measures will achieve their desired effects, and even if they do, it is expected that the peso will remain subject to fluctuations against the U.S. dollar.

A change in the value of the currency in which a portfolio security is denominated against the U.S. dollar will generally result in a change in the U.S. dollar value of the Fund’s assets. If the exchange rate for a foreign currency declines compared to the U.S. dollar, the Fund’s NAV would decline. In addition, although most of the Fund’s income will be received or realized primarily in foreign currencies, the Fund will be required to compute and distribute its income in U.S. dollars. Therefore, for example, if the exchange rate for a foreign currency declines after the Fund’s income has been accrued and translated into U.S. dollars, but before the income has been received or converted into U.S. dollars, the Fund could be required to liquidate portfolio securities to make distributions. Similarly, if the exchange rate declines between the time the Fund incurs expenses in U.S. dollars and the time the expenses are paid, the amount of foreign currency required to be converted into U.S. dollars in order to pay the expenses in U.S. dollars will be greater than the foreign currency equivalent of the expenses at the time they were incurred.

If a severe devaluation were to occur, it could result, as it has in the past, in the implementation of exchange controls that may impact the Fund’s ability to convert pesos into U.S. dollars or to transfer currencies outside of Mexico, which may have an impact on the Fund’s business and results of operations. In addition, the Fund generally does not hedge currency risks. Thus, any significant depreciation of the peso against the U.S. dollar could have a direct adverse impact on the Fund’s returns.

NAV discount

Shares of closed-end investment companies frequently trade at a discount from NAV. This characteristic is a risk separate and distinct from the risk that NAV will decrease. The Fund’s Shares have frequently traded at prices below NAV since the commencement of the Fund’s operations. In the 12-month period ended January 31, 2015, the Fund’s Shares traded in the market at an average discount to NAV of 1.37%. Since November 12, 2014, the Fund has primarily traded at a discount. As of February 26, 2015, the discount was 2.63%. Among the factors which may affect whether Shares of the Fund trade at a discount to NAV are portfolio investment results, the general performance of the Mexican economy and Mexican securities, supply and demand for Shares and the development of alternatives to the Fund as a vehicle through which United States and other foreign investors may invest in Mexican securities. The Fund cannot predict whether its Shares in the future will trade at, below or above NAV. The risk that shares of a closed-end fund might trade at a discount is more significant for investors who wish to sell their shares in a relatively short period of time. For those investors, realization of gain or loss on their investment may be more dependent upon the existence of a premium or discount than upon portfolio performance.

Dollar-denominated investments risk

The Fund may also invest in dollar-denominated deposits and dollar-denominated investments such as U.S. Treasuries, U.S. Agency securities, Agency Mortgage-Backed Securities and Mexican Sovereign Debt. Asset-backed securities such as mortgage-backed securities represent interests in pools of consumer loans and interest and principal payments ultimately depend upon payment of the underlying loans by individuals. Securities issued by U.S. government agencies or government-sponsored enterprises may not be guaranteed by the U.S. Treasury. For example, Ginnie Mae (also known as the Government National Mortgage Association or GNMA), a wholly owned U.S. government corporation, is authorized to guarantee, with the full faith and credit of the U.S. government, the timely payment of principal and interest on securities issued by institutions approved by GNMA and backed by pools of mortgages insured by the Federal Housing Administration or guaranteed by the Department of Veterans Affairs. Government-sponsored guarantors (i.e., the guarantees and securities of which are not backed by the full faith and credit of the U.S. government) include the Federal National Mortgage Association (“FNMA”) and the Federal Home Loan Mortgage Corporation (“FHLMC”). Pass-through securities issued by FNMA are guaranteed as to timely payment of principal and interest by FNMA but are not backed by the full faith and credit of the U.S. government. FHLMC guarantees the timely payment of interest and ultimate collection of principal, but its participation certificates are not backed by the full faith and credit of the U.S. government. The U.S. government may not provide financial support to U.S. government agencies, instrumentalities or sponsored enterprises if it is not obligated to do so by law.

Foreign custody

Investment companies generally hold foreign securities and cash in foreign banks and securities depositories, and regulatory oversight over such entities may be limited. The laws of certain countries may put limits on a fund’s ability to recover its assets if a foreign bank, depository or issuer of a security, or any of their agents, goes bankrupt. In addition, it is often more expensive for a fund to buy, sell and hold securities in certain foreign markets than in the United States. The increased expense of investing in foreign markets reduces the amount a fund can earn on its investments and typically results in a higher operating expense ratio for a fund than for investment companies invested only in the United States.

BBVA Bancomer, SA (“Bancomer”), acts as the Fund’s custodian, and S.D. Indeval, S.A. de C.V. (“Indeval”) acts as a securities depository for securities or equivalent book-entries in Mexico. It is the Investment Adviser’s view that Bancomer and Indeval are stable financial institutions unlikely to be subject to the risks described herein. In addition, the Board of Directors reviews and evaluates the Fund’s foreign custody arrangements on an annual basis.

Non-diversified status

The Fund is classified as a “non-diversified” management investment company under the 1940 Act, which means that the Fund is not limited by the 1940 Act as to the proportion of its assets that may be invested in the securities of a single issuer. As a non-diversified investment company, the Fund may invest a greater proportion of its assets in the obligations of a smaller number of issuers and, as a result, will be subject to greater risk with respect to its portfolio securities. Although, with respect to 50% of its assets, the Fund must diversify its holdings in order to be treated as a regulated investment company under the provisions of the Code, the Fund may be more susceptible to any single economic, political or regulatory occurrence than would be the case if it had elected to diversify its holdings sufficiently to be classified as a “diversified” management investment company under the 1940 Act. See “Taxation—U.S. tax status.”

A significant portion of the Fund’s net assets is comprised of unrealized capital gains due to the investment performance of many of the Fund’s portfolio holdings over the last several years. Such gains, when realized and distributed, will become taxable to stockholders. Furthermore, there can be no assurance that the investment performance giving rise to such unrealized gains will continue, or that such gains will, in fact, be realized.

Value-added, withholding and/or other taxes may apply to the Fund and its investments, which will reduce the Fund’s return. The Fund intends to elect, when eligible, to “pass-through” to the Fund’s stockholders, as a deduction or credit, the amount of foreign income and similar taxes paid by the Fund.

Concentration risk

The Mexican Stock Exchange is a concentrated market, as the ten largest companies by market capitalization represent approximately 54% of total market capitalization. Also, an individual, Mr. Carlos Slim Helú, has a controlling interest in companies representing approximately 25% of the market capitalization of the Mexican Stock Exchange. The value of the Mexican Stock Exchange may be subject to greater volatility than markets that are less concentrated. Any factors or events which impact Mr. Slim could have negative repercussions for the issuers in which he holds a controlling interest and the Mexican Stock Exchange as a whole. As of January 31, 2015, the Fund had 18.4% of its net assets invested in companies controlled by Mr. Slim.

As previously mentioned, the Fund has adopted a concentration policy which permits it to concentrate its investments in any industry or group of industries of the Mexican Stock Exchange Index (or any successor or comparable index, as determined by the Board of Directors to be an appropriate measure of the Mexican market) if, at the time of investment, such industry represents 20% or more of the Index; provided, however, that the Fund will not exceed the Index concentration by more than 5%. As of January 31, 2015, no industry group represents more than 20% of the Fund’s net assets. Because the Fund’s investments may be concentrated from time to time in certain industries, the value of the Fund may be subject to greater volatility than a fund with a portfolio that is less concentrated. If securities of a particular industry in which the Fund has concentrated fall out of favor, the Fund could underperform against other funds with greater industry diversification.

To the extent the Fund concentrates its investments in certain industries in accordance with its concentration policy or is invested in companies which Mr. Slim controls, the Fund will be more susceptible to effects caused by changes in the economic climate, overall market volatility, or regulatory environment which impact these industries and any factors or events affecting Mr. Slim.

Anti-takeover provisions

The Fund has provisions in its Charter and Bylaws that could have the effect of limiting (i) the ability of other entities or persons to acquire control of the Fund, (ii) the Fund’s freedom to engage in certain transactions, and (iii) the ability of the Fund’s Directors or stockholders to amend the Charter and Bylaws or effect changes in the Fund’s management. Other bylaw provisions that may be regarded as “anti-takeover” disclose that the Fund has elected, under limited circumstances, to be subject to the Maryland Control Share Acquisition Act (“MCSAA”), which sets restrictions on the voting rights of holders of MCSAA “control shares” of the Fund acquired in a MCSAA “control share acquisition.”

The foregoing provisions may be regarded as “anti-takeover” provisions and may have the effect of depriving stockholders of an opportunity to sell their shares at a premium over prevailing market prices. See “Capital stock—Certain provisions of the Maryland General Corporation Law, the Charter and Bylaws.”

Market disruption

Instability in the Middle East and North Africa, such as in Tunisia, Egypt, Iran and Bahrain, and terrorist attacks in the United States and around the world have had a substantial impact on the U.S. and world economies and securities markets. The nature, scope and duration of such instability and events cannot be predicted with any certainty. Terrorist attacks closed some of the U.S. securities markets in 2001, and political instability closed the Cairo stock exchange in January 2011, and similar events cannot be ruled out in the future. The war and occupation, political instability, terrorism and related geopolitical risks have led, and may in the future lead, to increased short-term market volatility and may have adverse long-term effects on U.S. and world economies and markets generally. There may also be interruptions in the market beyond the Fund’s control caused by natural disasters, such as weather-related emergencies. These risks may adversely affect individual issuers and securities markets, interest rates, secondary trading, ratings, investor psychology, credit risk, inflation and other factors relating to the Shares and the investments made by the Fund.

PORTFOLIO COMPOSITION

The following sets forth certain information with respect to the composition of the Fund’s investment portfolio as of October 31, 2014, and has been derived from the Fund’s financial statements, audited by PricewaterhouseCoopers LLP, whose report, along with the Fund’s financial statements, are incorporated by reference in this prospectus.

Schedule of Investments.

As of October 31, 2014

The Mexico Fund, Inc.

Schedule of Investments

as of October 31, 2014

Shares Held		Value	Percent of Net Assets
	COMMON STOCK - 98.19%
	Airports
485,000	Grupo Aeroportuario del Sureste, S.A.B. de C.V. Series B	$6,476,356	1.61%
1,500,000	Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. Series B	7,464,785	1.85

		13,941,141	3.46

	Beverages
1,500,000	Arca Continental, S.A.B. de C.V.	9,648,921	2.40
4,085,000	Fomento Económico Mexicano, S.A.B. de C.V. Series UBD	39,246,156	9.75

		48,895,077	12.15

	Building Materials
29,217,000	Cemex, S.A.B. de C.V. Series CPO	35,954,250	8.93

	Chemical Products
4,800,000	Alpek, S.A.B. de C.V. Series A (b)	8,481,081	2.11
3,970,000	Mexichem, S.A.B. de C.V.	16,223,013	4.03

		24,704,094	6.14

	Construction and Infrastructure
708,000	Promotora y Operadora de Infraestructura, S.A.B. de C.V. (a)	9,715,155	2.41

	Consumer Products
6,200,000	Kimberly-Clark de México, S.A.B. de C.V. Series A (b)	14,334,968	3.56

	Energy
1,240,000	Infraestructura Energética Nova, S.A.B de C.V.	7,580,931	1.88

	Financial Groups
800,000	Banregio Grupo Financiero, S.A.B. de C.V. Series O	4,621,513	1.15
3,000,000	Grupo Financiero Banorte, S.A.B. de C.V. Series O	19,224,407	4.78
2,500,000	Grupo Financiero Santander México, S.A.B de C.V. Series B	6,653,661	1.65

		30,499,581	7.58

	Food
1,071,000	Gruma, S.A.B. de C.V. Series B (a)	11,780,658	2.92
2,310,000	Grupo Bimbo, S.A.B. de C.V. Series A	6,749,416	1.68
2,700,000	Grupo Lala, S.A.B. de C.V. Series B	6,188,572	1.54
1,000,000	Industrias Bachoco, S.A.B. de C.V. Series B	5,081,112	1.26

		29,799,758	7.40

Schedule of Investments

as of October 31, 2014

Concluded

Shares Held		Value	Percent of Net Assets
	COMMON STOCKS - concluded
	Holding Companies
8,075,000	Alfa, S.A.B. de C.V. Series A (b)	25,702,139	6.39
790,000	Grupo Carso, S.A.B. de C.V. Series A1 (b)	4,508,660	1.12

		30,210,799	7.51

	Media
3,050,000	Grupo Televisa, S.A.B. Series CPO	22,017,610	5.47

	Mining
4,750,000	Grupo México, S.A.B. de C.V. Series B (b)	16,302,768	4.05

	Restaurants
3,100,000	Alsea, S.A.B. de C.V. (a)	9,671,619	2.40

	Retail
1,100,000	El Puerto de Liverpool, S.A.B. de C.V. Series C-1	12,891,116	3.21
7,745,000	Wal-Mart de México, S.A.B. de C.V. Series V	17,884,169	4.44

		30,775,285	7.65

	Steel
305,000	Ternium, S.A.	6,712,973	1.67

	Telecommunications Services
52,620,000	América Móvil, S.A.B. de C.V. Series L	64,129,320	15.93

	Total Common Stock (Identified cost - $331,644,477)	$395,245,329	98.19%

Principal Amount	SHORT-TERM SECURITIES - 1.85%
	Repurchase Agreements
$5,706,215	BBVA Bancomer, S.A., 2.95%, dated 10/31/14, due 11/03/14 repurchase price $5,707,618 collateralized by LD Bondes (Bonds issued by the Mexican Government), interest rate 3.00%, due 11/20/14. Value of collateral $5,751,404.	5,706,215	1.42%

	Time Deposits
$1,758,100	Comerica Bank, 0.04%, dated 10/31/14, due 11/03/14	1,758,100	0.43

	Total Short-Term Securities (Identified cost - $7,464,315)	7,464,315	1.85

	Total Investments (Identified cost - $339,108,792)	402,709,644	100.04
	Liabilities in Excess of Other Assets	(180,411)	(0.04)

	Net Assets Equivalent to $26.67 per share on 15,095,556 shares of capital stock outstanding.	$402,529,233	100.00%

(a)	Shares of these securities are currently non-income producing. Equity investments that have not paid dividends within the last twelve months are considered to be non-income producing.
(b)	A member of the Fund’s Board of Directors also serves as a member of the company’s board of directors.

MANAGEMENT OF THE FUND

Directors and Officers

Under the Fund’s Charter and Bylaws and the Maryland General Corporation Law, the business and affairs of the Fund shall be managed under the direction of, and all the powers of the Fund shall be exercised by or under authority of, its Board of Directors. Investment decisions for the Fund are made by the Investment Adviser, subject to any direction it may receive from the Fund’s Board of Directors, which periodically reviews the Fund’s investment performance.

The Fund’s Bylaws provide that the Directors to be elected by stockholders will be divided into three classes, as nearly equal in number as possible. Each Director serves for three years and until his or her successor is duly elected and qualifies. Each year, the term of one class expires. The Officers of the Fund serve at the pleasure of the Board of Directors.

Although the Fund is a Maryland corporation, certain of its Directors and Officers (Messrs. Jonathan Davis Arzac, José Luis Gómez Pimienta, Claudio X. González, Emilio Carrillo Gamboa, Jaime Serra Puche, Samuel Garcia-Cuellar, Alberto Gómez Pimienta, Alberto Osorio and Carlos H. Woodworth) are non-residents of the United States and have all, or a substantial part, of their assets located outside the United States. None of these Directors or Officers has authorized an agent for service of process in the United States. As a result, it may be difficult for U.S. investors to effect service of process upon these Directors and Officers within the United States or to effectively enforce judgments of courts of the United States predicated upon civil liabilities of the Directors or Officers under the Federal securities laws of the United States. The Fund has been advised by Mexican counsel in each jurisdiction in which the Fund’s Directors and Officers reside that it is unlikely that the Mexican courts would adjudge civil liability against Directors and Officers resident in Mexico in an original action predicated solely on a violation of the Federal securities laws of the United States.

The Bylaws of the Fund provide that the Fund will indemnify Directors and Officers of the Fund against liabilities and expenses, including the advancement of expenses actually and reasonably incurred in connection with claims or litigation in which they may be involved because of their offices with the Fund. Neither the Charter nor the Bylaws of the Fund protects or indemnifies a Director or officer against any liability to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

The names of the Directors and Officers of the Fund, their addresses, ages and principal occupations during the past five years are provided in the tables below. Directors that are deemed “interested persons” (as that term is defined in Section 2(a)(19) of the 1940 Act) of the Fund or the Investment Adviser are included in the table titled “Interested Directors.” Directors who are not interested persons as described above are referred to as “Independent Directors.”

Interested Director

Name, Address and Age	Position(s) Held With the Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past Five Years	Number of Funds in Fund Complex* Overseen by Director	Other Directorships Held by Director‡
José Luis Gómez Pimienta**† Aristóteles 77, 3rd Floor Col. Polanco 11560 México, D.F. México Age: 75	Class II Director	Term expires 2016; Director since 1989.	Mr. Gómez Pimienta is currently President Emeritus of the Fund’s Investment Adviser. He was the President of the Fund since its inception in June 1981 until March 2014 and served as a Director since 1989. Mr. Gómez Pimienta was also Chairman of the Board of the Fund’s Investment Adviser from 1987 until March 2014 and Chief Executive Officer from the Fund’s inception until March 2014.	None.

*	There are no other funds in the fund complex.

**	Director is an “interested director” (as defined in the 1940 Act). Mr. Gómez Pimienta is deemed to be an interested director by reason of his affiliation with the Investment Adviser.

†	Alternate member of Valuation Committee.

‡

The directorships required to be reported under this column are those held in a company with a class of securities (1) registered pursuant to section 12 of the Exchange Act, (2) subject to the reporting requirements of Section 15(d) of the Exchange Act, or (3) registered as an investment company under the 1940 Act.

Independent Directors

Name, Address and Age	Position(s) Held With the Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past Five Years	Number of Funds in Fund Complex* Overseen by Director	Other Directorships Held by Director‡
Marc J. Shapiro †† 707 Travis, 11th Floor Houston, TX 77002 Age: 67	Class I Director	Term expires 2015; Director since 2006.	Since 2003, Mr. Shapiro has served as Non-Executive Chairman of Chase Bank of Texas. Prior to that time, he was Vice Chairman of JPMorgan Chase (banking and financial services).	None.	Director, Kimberly-Clark Corporation (consumer goods); Director, Weingarten Realty Investors (real estate investment).

Jaime Serra Puche†† Edificio Plaza Prolongación Paseo de la Reforma 600-103 Santa Fe Peña Blanca 01210 México, D.F. México Age: 63	Class I Director	Term expires 2015; Director since 1997.

Dr. Serra is a Senior Partner of the law and economics consulting firm SAI Consultores, S.C.

Dr. Serra is a former Secretary of Trade and Industry as well as former Secretary of Finance for Mexico. He was the minister in charge of negotiations for NAFTA and five other trade agreements.

Dr. Serra has a Ph.D. in economics from Yale University and also serves as Co-Chairman of the President’s Council on International Activities of Yale University.

				None.	Director, Tenaris (tube producer).

*	There are no other funds in the fund complex.

Name, Address and Age	Position(s) Held With the Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past Five Years	Number of Funds in Fund Complex*Overseen by Director	Other Directorships Held by Director‡
Claudio X. González†† c/o Aristóteles 77, 3rd Floor Col. Polanco 11560 México, D.F. México Age: 80	Class II Director	Term expires 2016; Director since 1981.	Mr. González is President of the Mexican Business Council. He has served as Chairman of the Board (from March 1973 to the present) and Chief Executive Officer (from March 1973 to March 2007) of Kimberly-Clark de México S.A. de C.V., a consumer products company. Mr. González has served on the boards of directors of several prominent U.S. and Mexican companies.	None.	None.

Edward P. Djerejian †† 2027 Sunset Boulevard Houston, Texas 77005 Age: 75	Class II Director	Term expires 2016; Director since 2013.	Amb. Djerejian is a Founding Director of the James A. Baker III Institute for Public Policy at Rice University since August, 1994. He currently serves as Chairman of the Board of Occidental Petroleum Corporation.	None.	Director, Occidental Petroleum Corporation (energy).

Jonathan Davis Arzac †† c/o Aristóteles 77, 3rd Floor Col. Polanco 11560 México, D.F. México Age: 62	Class III Director	Term expires 2017; Director since 2011.	Mr. Davis serves as Chairman of the Macquarie Mexican Infrastructure Fund and as Financial Expert to the Audit Committee of Vitro, S.A.B. de C.V. (glassmaker). From December 2000 to December 2006, Mr. Davis served as President of Mexico’s National Banking and Securities Commission. He has also served or currently serves on the boards of several Mexican companies.	None.	None.

Name, Address and Age	Position(s) Held With the Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past Five Years	Number of Funds in Fund Complex* Overseen by Director	Other Directorships Held by Director‡
Emilio Carrillo Gamboa †† Campos Eliseos 400 Piso 16 Col. Lomas De Chapultepec 11000 Mexico, D.F. México Age: 77	Class III Director	Term expires 2017; Director 1981-1987 and since 2002.	Mr. Carrillo Gamboa is a prominent lawyer in Mexico with extensive business experience as partner of Bufete Carrillo Gamboa, S.C. since 1989. He was Mexico’s Ambassador to Canada and has also served or currently serves on the boards of many Mexican and U.S. companies.	None.	Director, Southern Copper Corporation (copper mining).

Additional Information about the Directors

The Board believes that each Director’s experience, qualifications, attributes or skills on an individual basis and in combination with those of other Directors lead to the conclusion that the Directors posses the requisite experience, qualifications, attributes and skills to serve on the Board. Below is a summary of each Directors’ applicable experience, qualifications, attributes or skills.

Mr. Carrillo Gamboa. Mr. Carrillo Gamboa served as a Director of the Fund for six years following its inception and since 2002, and also serves as the Chairman of the Board. He is a prominent lawyer in Mexico with extensive business experience, and has been a partner of the Bufete Carrillo Gamboa, S.C. law firm since 1989. He has also served or currently serves on the boards of many Mexican charitable organizations. Mr. Carrillo Gamboa’s substantial legal and business experience qualify him as a Director of the Fund.

Dr. Serra. Dr. Serra has served as a Director of the Fund since 1997, and also serves as Chairman of the Fund’s Contract Review Committee. He currently serves as a Senior Partner of the law and economics consulting firm SAI Consultores, S.C. He previously served as a former Secretary of Finance for Mexico, in charge of negotiations for NAFTA and trade agreements between Mexico and Chile, Bolivia, Venezuela, Colombia and Costa Rica; as Secretary of Trade and Industry (Mexico); as a Visiting Professor at Princeton, Stanford, and New York Universities; and as a Distinguished Visiting Associate at the Carnegie Endowment for International Peace. Dr. Serra also serves as Co-Chairman of the President’s Counsel on International Activities at Yale University. Dr. Serra’s background as an economist, as well as his government service, qualify him as a Director of the Fund.

Mr. Shapiro. Mr. Shapiro has served as a Director of the Fund since 2006, and also serves as Chairman of the Fund’s Audit Committee. He currently serves as Non-Executive Chairman of Chase Bank of Texas. He previously served as Vice Chairman of JPMorgan Chase from 1997 to 2003. He has over twenty years of experience in the financial services industry. The depth of Mr. Shapiro’s financial and managerial background qualifies him as a Director of the Fund.

Mr. González. Mr. González has served as a Director of the Fund since its inception in 1981, and also serves as Chairman of the Fund’s Nominating and Corporate Governance Committee. He currently serves as Chairman of the Board of Kimberly-Clark de México S.A.B. de C.V., a consumer products company, and previously served as Chief Executive Officer from March 1973 to March 2007. He also holds positions as a director emeritus of the board of General Electric Co. He serves currently as Chairman of the Mexican Business Council. Mr. González’s broad business experience qualifies him as a Director of the Fund.

Mr. Gómez Pimienta. Mr. Gómez Pimienta has served as a Director of the Fund since 1989 and was President of the Fund from its inception until March 2014. He has over three decades of experience investing in the Mexican securities market. Mr. Gómez Pimienta served as Chairman of the Board of the Fund’s Investment Adviser from 1987 until March 2014 and Chief Executive Officer from the Fund’s inception until March 2014. He served on the Board of Directors of the Bolsa Mexicana de Valores from April 1997 to April 2008. Mr. Gómez Pimienta’s extensive investment management experience and oversight of Fund operations qualify him as a Director of the Fund.

Mr. Davis. Mr. Davis has served as a Director of the Fund since 2011 and also serves as Chairman of the Fund’s Valuation Committee. He currently serves as Chairman of the Macquarie Mexican Infrastructure Fund, an unlisted, peso-denominated fund focused solely on investment opportunities in Mexican infrastructure projects. He has also been retained by the Audit Committee of Vitro S.A.B. de C.V. as a Financial Expert to the Committee. Mr. Davis previously served as President of Mexico’s National Banking and Securities Commission from December 2000 to December 2006. He has also served or currently serves on the boards of several Mexican companies. Mr. Davis’ regulatory and public service background qualify him as a Director of the Fund.

Ambassador Djerejian. Amb. Edward Djerejian currently serves as the Founding Director of the James A. Baker III Institute for Public Policy at Rice University, which he founded in 1994. He also serves as Chairman of the Board of Occidental Petroleum Co. Amb. Djerejian previously served as U.S. ambassador to Israel from 1993 to 1994; as assistant secretary of state for Near Eastern affairs from 1991 to 1993; and as U.S. ambassador to the Syrian Arab Republic from 1988 to 1991. From 1985 to 1986, he served as deputy press secretary for foreign affairs in the White House. He has also served or currently serves on the boards of several U.S. public and non-profit organizations. Amb. Djerejian’s public policy and government service background qualify him as a Director of the Fund.

Board Structure and Leadership

The Board of Directors oversees the business and affairs of the Fund, including oversight of certain aspects of the services that the Investment Adviser and the Fund’s other service providers provide to the Fund. Subject to the provisions of the Fund’s Charter and Bylaws and Maryland law, the Directors shall have all powers necessary and convenient to carry out this responsibility, including the election and removal of the Fund’s Officers.

The Board of Directors holds regularly scheduled in-person meetings on a quarterly basis and other special in person and telephonic meetings on an as-needed basis. There are seven Directors, six of whom are considered not to be “interested persons” of the Fund (“Independent Directors”) in accordance with 1940 Act and rules adopted by the SEC thereunder. The Board of Directors has appointed an Independent Director to serve as Chairman of the Board, whose primary role is to set the agendas of all regular and special Board meetings, to assist in identifying the information to be presented to the Board with respect to matters to be acted upon by the Board, and to preside over all Board meetings. In between meetings, the Chairman is responsible for communicating with other Directors, Officers, and personnel of the Investment Adviser and other service providers as necessary to enable the Board to carry out its primary responsibility of overseeing the Fund and its operations. The Independent Directors also regularly convene executive sessions without the presence of management.

As discussed further below, the Board of Directors has established various Committees through which the Directors focus on matters relating to particular aspects of the Fund’s operations, such as Fund audits and financial reporting, nominations of Directors and Officers, and the valuation of portfolio investments. The Directors routinely review the effectiveness of the Committee structure and each Committee’s responsibilities and membership.

The Directors believe that the Board’s leadership and committee structure is appropriate in light of the nature and size of the Fund, because among other things, it fosters strong communication between the Board, its individual members, the Investment Adviser and other service providers, allocates responsibilities among the Committees and permits Committee members to focus on particular areas involving the Fund. In addition, the Committees support and promote the Independent Directors in their oversight of all aspects of the Fund’s operations and their independent review of proposals made by the Investment Adviser.

Risk Oversight

While responsibility for most day-to-day Fund operations, including certain risk management functions addressed in policies and procedures relating to the Fund, resides with the Investment Adviser and other service providers selected by the Directors, the Board actively performs a risk oversight function, both directly and through its Committees, as described below. The Board and its Committees exercise a risk oversight function through regular and ad hoc Board and Committee meetings during which the Board and its Committees meet with representatives of the Investment Adviser and other key service providers. The Board also periodically receives reports regarding Fund and other service provider policies and procedures, and reviews and approves changes to Fund policies and procedures. The Audit Committee also meets regularly with the Fund’s independent registered public accounting firm and Principal Financial and Accounting Officer to discuss internal controls and financial reporting matters, among other things. The Board and the Committees regularly require senior management of the Investment Adviser and senior Officers of the Fund to report to the Board and the Committees on a variety of other risk areas relating to the Fund, including, without limitation, investment risks, liquidity risks, valuation risks and operational risks, as well as more general business risks. In addition, the Board has engaged independent counsel to the Independent Directors and consults with such counsel both during and between meetings of the Board and the Committees.

The Board also meets regularly with the Fund’s Chief Compliance Officer (“CCO”), who reports directly to the Board. The CCO has responsibility for testing the compliance procedures of the Fund and its service providers. The CCO regularly discusses issues related to compliance and provides a quarterly report to the Board regarding the Fund’s compliance program. In order to maintain a robust risk management and compliance program for the Fund, the Board and its Committees also regularly review and approve, as necessary, the Fund’s compliance policies and procedures and updates to these procedures, as well as review and approve the compliance policies and procedures of the Fund’s service providers to the extent that those policies and procedures relate to the operations of the Fund. In addition to the meetings with various parties to oversee the risk management of the Fund, the Board and its Committees also receive regular written reports from these and other parties which assist the Board and the Committees in exercising their risk oversight function.

Officers who are not directors

Name, Address and Age	Position(s) Held With the Fund	Term of Office and Length of Term Served	Principal Occupation(s) During Past Five Years
Alberto Osorio Morales Aristóteles 77, 3rd Floor Col. Polanco 11560 México, D.F. México Age: 47	President and Chief Executive Officer (formerly, Senior Vice President; Treasurer)	Since March 2014. From 2002 to March 2014.	Mr. Osorio currently serves as Director General and Chairman of the Board of the Fund’s Investment Adviser. He has been an employee of the Investment Adviser since 1991.

Carlos H. Woodworth Ortiz Aristóteles 77, 3rd Floor Col. Polanco 11560 México, D.F. México Age: 71	Chief Compliance Officer (formerly, Vice President of Corporate Governance) (formerly, Treasurer)	Since 2002. From 2002 to 2008. From 1992 to 2002.	Mr. Woodworth served on the Board of Directors of the Fund’s Investment Adviser as well as Deputy Director of the Investment Adviser from 1981 to 2008.

Alberto Gómez Pimienta Aristóteles 77, 3rd Floor Col. Polanco 11560 México, D.F. México Age: 48	Treasurer (formerly, Vice President of Operations)	Since March 2014. From 2009 to March 2014.	Mr. Alberto Gómez Pimienta has served as Finance Director of the Fund’s Investment Adviser since March 2014 and has been an employee of the Investment Adviser since 2009.

Name, Address and Age	Position(s) Held With the Fund	Term of Office and Length of Term Served	Principal Occupation(s) During Past Five Years
Samuel García-Cuéllar Creel, García-Cuéllar, Aiza y Enriquez, S.C. Paseo de los Tamarindos 60 – 3er piso Bosques de las Lomas 05120 México, D.F. México Age: 72	Secretary	Since 1981.	Mr. García-Cuéllar is a partner of Creel, García-Cuéllar, Aiza y Enriquez, S.C., Mexican counsel to the Fund.

Sander M. Bieber 1900 K Street, N.W. Washington, DC 20006 Age: 64	Assistant Secretary	Since 1989.	Partner of Dechert LLP, U.S. counsel to the Fund and the Independent Directors.

Lisa R. Price 1095 Avenue of the Americas New York, NY 10036 Age: 35	Assistant Secretary	Since 2014.	Associate of Dechert LLP, U.S. counsel to the Fund and the Independent Directors.

Ownership of securities

As of December 31, 2014, the Fund’s Directors and executive Officers, as a group, owned 1.83% of the Fund’s outstanding Shares. The information as to ownership of securities which appears below is based on statements furnished to the Fund by its Directors, nominees and executive Officers. The percentages of beneficial ownership set forth below are based on 15,097,256 Shares outstanding as of December 31, 2014.

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
Interested Director

	José Luis Gómez Pimienta	17,477		*

Independent Directors

	Jonathan Davis Arzac	4,687		*
	Emilio Carrillo Gamboa	7,358		*
	Jaime Serra	8,794		*
	Claudio X. González	142,976		*
	Edward P. Djerejian	3,250		*
	Marc J. Shapiro	44,642		*

Executive Officers Who Are Not Directors
	Alberto Osorio	47,373	[1]	*

* Less than 1%.

1 This amount includes the disposition of 45,000 shares by the Fund’s Investment Adviser, which may be attributable to Mr. Osorio, as a result of Rule 16a-1(a)(2)(iii) under the Securities Exchange Act of 1934, as amended (“Exchange Act”). Mr. Osorio is the Director General and Chairman of the Board of the Fund’s Investment Adviser and owns more than 25% of its capital. Nevertheless, pursuant to Exchange Act Rule 16a-1(a)(4), Mr. Osorio disclaims beneficial ownership.

As of December 31, 2014, the dollar range of equity securities in the Fund owned beneficially by each Director or nominee was as follows:

Name of Director or Nominee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen or to be Overseen by Director or Nominee in Family of Investment Companies*
Interested Director
José Luis Gómez Pimienta	Over $100,000	Over $100,000
Independent Directors
Jonathan Davis Arzac	$50,001 - $100,000	$50,001 - $100,000
Emilio Carrillo Gamboa	Over $100,000	Over $100,000
Jaime Serra	Over $100,000	Over $100,000
Claudio X. González	Over $100,000	Over $100,000
Edward P. Djerejian	$50,001 - $100,000	$50,001 - $100,000
Marc J. Shapiro	Over $100,000	Over $100,000

*	There are no other funds in the family of investment companies.

For the period ended December 31, 2014, none of the Independent Directors or their immediate family members owned any shares of the Investment Adviser or of any person (other than a registered investment company) directly or indirectly controlling, controlled by, or under common control with the Investment Adviser.

Committees of the Board of Directors

Current Committees and Members

The Fund has a standing Audit Committee, Valuation Committee, Contract Review Committee and a Nominating and Corporate Governance Committee. The Audit Committee, Contract Review Committee and Nominating and Corporate Governance Committee are composed entirely of Directors who are not “interested persons” of the Fund or the Fund’s investment adviser within the meaning of the 1940 Act and who are “independent” as defined in the New York Stock Exchange listing standards. All Directors are members, or alternate members, of the Valuation Committee.

Audit and Valuation Committees

The Audit Committee is responsible for the selection and engagement of the Fund’s independent public accountants (subject to ratification by the Board of Directors), pre-approves and reviews both the audit and non-audit work of the Fund’s independent public accountants, and reviews compliance of the Fund with regulations of the SEC and the Internal Revenue Service, and other related matters. The members of the Fund’s Audit Committee are Messrs. Carrillo Gamboa, Davis, González, Djerejian, Serra and Shapiro. Mr. Shapiro is the Chairman of the Audit Committee and the Committee’s Audit Committee Financial Expert.

The Valuation Committee oversees the implementation of the Fund’s Pricing and Valuation Procedures and the activities of the Fund’s Pricing Committee. The Board of Directors has delegated to the Valuation Committee the responsibility of determining the fair value of the Fund’s securities or other assets in connection with “significant events,” as described in the procedures adopted by the Board of Directors. The members of the Fund’s Valuation Committee are Messrs. Davis, González, Serra and Shapiro. The Alternate Members of the Fund’s Valuation Committee are Messrs. Carrillo Gamboa, Gómez Pimienta and Djerejian. Mr. Davis is the Chairman of the Valuation Committee.

Contract Review Committee

The Contract Review Committee reviews and makes recommendations to the Board of Directors with respect to entering into, renewing or amending of the Fund’s investment management and advisory agreement, administrative services agreement and other agreements. The members of the Fund’s Contract Review Committee are Messrs. Davis, Carrillo Gamboa, González, Djerejian, Serra and Shapiro. Dr. Serra is the Chairman of the Contract Review Committee.

Nominating and Corporate Governance Committee; Consideration of Potential Director Nominees

The Nominating and Corporate Governance Committee makes recommendations to the Board regarding nominations for membership on the Board of Directors. It evaluates candidates’ qualifications for Board membership and, with respect to nominees for positions as independent directors, their independence from the Fund’s investment adviser and other principal service providers. The Committee periodically reviews director compensation and will recommend any appropriate changes to the Board as a group. This Committee also reviews and may make recommendations to the Board relating to those issues that pertain to the effectiveness of the Board in carrying out its responsibilities in governing the Fund and overseeing the management of the Fund. The members of the Fund’s Nominating and Corporate Governance Committee are Messrs. Davis, Carrillo Gamboa, González, Djerejian, Serra and Shapiro. Mr. González is the Chairman of the Nominating and Corporate Governance Committee.

The Committee will consider potential director candidates recommended by Fund stockholders provided that the proposed candidates satisfy the director qualification requirements provided in the Fund’s Bylaws; are not “interested persons” of the Fund or the Fund’s investment adviser within the meaning of the 1940 Act; and are “independent” as defined in the New York Stock Exchange listing standards.

Potential director nominees recommended by stockholders must satisfy the following requirements:

(a) The nominee may not be the nominating stockholder, a member of the nominating stockholder group, or a member of the immediate family of the nominating stockholder or any member of the nominating stockholder group;

(b) Neither the nominee nor any member of the nominee’s immediate family may be currently employed or employed within the last year by any nominating stockholder entity or entity in a nominating stockholder group;

(c) Neither the nominee nor any immediate family member of the nominee is permitted to have accepted directly or indirectly, during the year of the election for which the nominee’s name was submitted, during the immediately preceding calendar year, or during the year when the nominee’s name was submitted, any consulting, advisory, or other compensatory fee from the nominating stockholder or any member of a nominating stockholder group;

(d) The nominee may not be an executive officer, director (or person performing similar functions) of the nominating stockholder or any member of the nominating stockholder group, or of an affiliate of the nominating stockholder or any such member of the nominating stockholder group; and

(e) The nominee may not control (as “control” is defined in the 1940 Act) the nominating stockholder or any member of the nominating stockholder group (or in the case of a holder or member that is a fund, an “interested person” of such holder or member as defined by Section 2(a)(19) of the 1940 Act).

The nominating stockholder or stockholder group must meet the following requirements:

(a) Any stockholder or stockholder group submitting a proposed nominee must beneficially own, either individually or in the aggregate, more than 5% of the Fund’s securities that are eligible to vote at the time of submission of the nominee and at the time of the annual meeting where the nominee may be elected. Each of the securities used for purposes of calculating this ownership must have been held continuously for at least two years as of the date of the nomination. In addition, such securities must continue to be held through the date of the meeting. The nominating stockholder or stockholder group must also bear the economic risk of the investment and the securities used for purposes of calculating the ownership cannot be held “short;”

(b) The nominating stockholder or stockholder group must also submit a certification which provides the number of shares which the person or group has (i) sole power to vote or direct the vote; (ii) shared power to vote or direct the vote; (iii) sole power to dispose or direct the disposition of such shares; and (iv) shared power to dispose or direct the disposition of such shares. In addition, the certification shall provide that the shares have been held continuously for at least 2 years.

A nominating stockholder or stockholder group may not submit more nominees than the number of Board positions open each year. As set forth in the Fund’s Bylaws, to be timely, all stockholder recommended nominee submissions must be received by the Fund not earlier than the 150th day or later than 5:00 p.m., Eastern time, on the 120th day prior to the first anniversary of the date of the proxy statement for the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is advanced or delayed by more than 30 days from the date of the preceding year’s annual meeting, notice by the stockholder must be delivered not earlier than the 150th day prior to the date of such annual meeting and not later than the close of business on the later of the 120th day prior to the date of such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made. The deadline for any stockholder recommended nominee submissions to be considered for the 2016 Annual Meeting is not later than September 28, 2015 but no earlier than August 29, 2015, as prescribed in the Fund’s Bylaws.

Stockholders recommending potential director candidates must substantiate compliance with these requirements at the time of submitting their proposed director candidate to the attention of the Fund’s Secretary. Notice to the Fund’s Secretary should be provided in accordance with the deadline specified in the Fund’s Bylaws; (Article II, Section 10) and include, as specified in the same section of the Fund’s Bylaws, among other things:

(i) for each director candidate:

(a) the direct or candidate’s name, address, date of birth, business and residence addresses and nationality;

(b) whether the stockholder believes the director candidate is an “interested person” within the meaning of the 1940 Act and, if not believed to be an “interested person,” sufficient information to enable the Board, any Committee thereof, or a Fund officer to make that determination;

(c) sufficient information to enable the Nominating and Corporate Governance Committee to determine whether the director candidate meets the qualification requirements set forth in the Fund’s Bylaws;

(d) the director candidate’s written, signed and notarized statement confirming his or her consent to be named in the proxy statement and intention to serve as a director if elected;

(ii) for the proposing stockholder, each “Stockholder Associated Person” as such term is defined in the Fund’s Bylaws, and each director candidate:

(a) the class, series and number of any Fund shares owned beneficially or of record, the date on which such shares were acquired and the investment intent of such acquisition and an explicit description of each “Derivative Instrument” (as such term is defined in the Fund’s Bylaws) entered into, or to which the proposing stockholder, Stockholder Associated Person or director candidate is a party or beneficiary and the number, class and series to which such Derivative Instrument relates;

(b) the nominee holder for and number of any Fund shares, and the nominee holder for each Derivative Instrument owned beneficially but not of record and evidence establishing such indirect ownership and, if applicable, entitlement to vote such shares or Derivative Instrument;

(c) whether and the extent to which such proposing stockholder, Stockholder Associated Person or director candidate directly or indirectly (though brokers, nominees or otherwise) is subject to or during the last six months has engaged in any hedging, derivative or other transaction or series of transactions or entered into any other agreement, arrangement or understanding (including any short interest, any borrowing or lending of securities or any proxy or voting agreement), the effect or intent of which is to (1) manage risk or benefit from changes in the price of (i) Fund shares or (ii) any combination of securities owned by the Fund representing more than 30% by value of the Fund’s assets, as reported in the most recent schedule of investments filed by the Fund with the SEC or as the Fund otherwise makes publicly available (“Portfolio Securities”) or (2) increase or decrease the voting power of such proposing stockholder, Stockholder Associated Person or director candidate in the Fund or any affiliate thereof (or in any issuer of Portfolio Securities, as applicable) disproportionately to such person’s economic interest in Fund shares (or in Portfolio Securities, as applicable) and, if applicable, the number, class and series of shares (or Portfolio Securities, as applicable) to which such transaction, agreement, arrangement or understanding relates;

(d) any economic interest, direct or indirect (including without limitation any existing or prospective commercial, business or contractual relationship with the Fund), individually or in the aggregate, in the Fund, other than an interest arising from the ownership of Fund shares conferring no extra or special benefit not shared on a pro rata basis by all stockholders;

(iii) for the proposing stockholder, each Stockholder Associated Person with an interest or ownership described under Section (ii) above, and each director candidate:

(a) such proposing stockholder’s name, address and telephone number as they appear on the Fund’s stock ledger, and the current name, business and residence address and telephone number of such proposing stockholder, each Stockholder Associated Person and each director candidate, if different;

(b) all other information relating to such proposing stockholder, Stockholder Associated Person and director nominee that would be required to be disclosed in the solicitation of proxies for election of directors in an election contest (even if an election contest is not involved) and all other documents, materials or information relating to such proposing stockholder, Stockholder Associated Person and director nominee that would otherwise be required in connection with any such solicitation pursuant to Regulation 14A (or any successor provision) under the Securities Exchange Act of 1934 and rules thereunder;

(c) the investment strategy or objective, if any, of such proposing stockholder and Stockholder Associated Person that is not an individual, and a copy of the most recent prospectus, offering memorandum or similar document, if any, provided to investors or potential investors in such stockholder and each such Stockholder Associated Person; and

(d) to the extent known by such proposing stockholder, the name and address of any other stockholder supporting any director candidate or any other proposed of business on the date of such proposing stockholder’s notice.

The Nominating and Corporate Governance Committee identifies prospective candidates from any reasonable source and has the ability to engage third-party services for the identification and evaluation of potential nominees. The Fund’s Bylaws (Article III, Section 2(c)) provide a list of minimum qualifications for Fund directors which include expertise, experience or relationships that are relevant to the Fund’s business; educational qualifications; and interaction with business in Mexico. The Committee may recommend that the Board modify these minimum qualifications from time to time. The Committee meets at least twice annually, typically in June and December, to identify and evaluate nominees for director and makes its recommendations to the Board at the time of the Board’s December meeting. Other than compliance with the requirements mentioned above for submission of a director candidate, the Nominating and Corporate Governance Committee does not otherwise evaluate stockholder director nominees in a different manner. The standard of the Nominating and Corporate Governance Committee is to treat all equally qualified nominees in the same manner.

No nominee recommendations have been received from stockholders.

The Board of Directors has adopted charters for each of the Audit, Valuation, Contract Review and Nominating and Corporate Governance Committees which are available on the Fund’s website at www.themexicofund.com under “Corporate Governance.”

Board and committee meetings in fiscal 2014

During the Fund’s fiscal year ended October 31, 2014, the Board held three (3) regular meetings, two (2) special telephonic meetings, two (2) Audit Committee meetings, one (1) Valuation Committee meeting, three (3) Contract Review Committee meetings, and two (2) Nominating and Corporate Governance Committee meetings. Each Director then in office attended 75% or more of the aggregate number of regular and special meetings of the Board and those Committees of which each Director is a member.

Compensation of Officers

With the exception of the Fund’s Chief Compliance Officer (“CCO”), Mr. Carlos Woodworth, the Fund does not pay its Officers for the services they provide to the Fund other than reimbursing expenses incurred in connection with Fund Board or stockholder meetings. Mr. Woodworth, who serves as CCO to the Fund and to the Investment Adviser, is partially compensated by the Fund for his services. Each of the other Officers of the Fund, other than Mr. Woodworth, is solely compensated by the Investment Adviser.

Compensation of Directors

Effective December 3, 2013, the Fund pays each Director an annual retainer of $36,000. The Fund pays the Chairman of the Board an additional annual retainer of $10,000 and the Chairman of the Audit Committee an additional annual retainer of $7,500. In addition, the Fund pays each director $2,000 per in-person Board meeting attended. The Fund also reimburses all Directors and Officers of the Fund for out-of-pocket expenses relating to attendance at meetings. In addition, each Independent Director receives $2,000 for each Committee meeting or telephonic special Board meeting attended. As of April 1, 2014, Mr. Gómez Pimienta is no longer an officer of the Fund’s Investment Adviser, and since that date, he has been compensated by the Fund for his services as a Director. The aggregate amount of fees paid and expenses reimbursed to the Directors and Officers for the fiscal year ended October 31, 2014 was $530,310.

The following table sets forth the aggregate compensation (not including expense reimbursements) paid by the Fund to each Director during the fiscal year ended October 31, 2014, as well as the total compensation paid by the Fund to each Director.

Name of Director	Aggregate Compensation from Fund	Pension or Retirement Benefits Accrued as Part of Fund Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation from Fund and Fund Complex Paid to Directors*
Marc J. Shapiro	$71,500	None	None	$71,500
Emilio Carrillo Gamboa	$72,000	None	None	$72,000
Jonathan Davis Arzac	$62,000	None	None	$62,000
Claudio X. González	$66,000	None	None	$66,000
Edward P. Djerejian	$62,000	None	None	$62,000
Jaime Serra	$62,000	None	None	$62,000
José Luis Gómez Pimienta	$22,000	None	None	$22,000

*  There are no other funds in the fund complex.

The Fund has a policy that half of the annual retainer paid by the Fund to its Directors is to be used by each Director to purchase Fund shares on the secondary market until a Director attains an ownership position valued at $100,000 based on the market value of Fund shares as of a particular date (“Retained Shares”). Directors are not required to purchase additional shares if the value of their Retained Shares declines below $100,000 due to market fluctuations. As part of the policy, Directors are to retain ownership of their Retained Shares during their tenure on the Board. Directors are permitted to buy additional Fund shares or sell any Fund shares held in excess of their Retained Shares. The Board may, from time to time, approve waivers from this policy.

CODE OF ETHICS

The Fund and the Investment Adviser have adopted a joint code of ethics in accordance with Rule 17j-1 under the 1940 Act. Subject to certain conditions and restrictions, this code of ethics permits personnel who are subject to it to invest in securities, including securities that may be purchased or held by the Fund.

The code of ethics may be reviewed and copied at the Public Reference Room of the SEC in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-942-8090. The code of ethics is also available on the EDGAR Database on the SEC’s Internet site at www.sec.gov. A copy of the code of ethics may be obtained, after paying a duplicating fee, by electronic request to publicinfo@sec.gov, or by writing to the SEC’s Public Reference Section, Washington, D.C. 20549-0102. The code of ethics is also available on the Fund’s web site, www.themexicofund.com under “Corporate Governance.”

ADVISORY AGREEMENT

Effective April 1, 2014, Impulsora del Fondo México, S.C. serves as Investment Adviser to the Fund pursuant to an Investment Advisory Agreement dated March 20, 2014 (the “Advisory Agreement”). The Advisory Agreement was approved by the Fund’s Board of Directors, and separately by a majority of the Fund’s Independent Directors, at an in-person meeting held on December 3, 2013 and was subsequently approved by the Fund’s stockholders at the 2014 Annual Meeting on March 20, 2014.

The Investment Adviser provides the overall investment advice to the Fund on matters including broad investment structure, stock selection, industry diversification, exposure to equity securities, compliance testing, and maintenance of tests pertaining to collateral through a team of investment managers/analysts employed, or supervised, by the Investment Adviser.

Pursuant to the existing and previous advisory agreements with the Fund, the Investment Adviser has served in this capacity since the Fund was organized in 1981. The Investment Adviser is a registered investment adviser under the Investment Advisers Act of 1940, as amended, and is located at 77 Aristóteles Street, 3rd Floor, Col. Polanco, 11560 México, D.F., México.

The Investment Adviser is a Mexican “sociedad civil” governed by the Federal Civil Code of Mexico. Effective April 1, 2014, the President and Chief Executive Officer of the Investment Adviser is Alberto Osorio. The ultimate day-to-day investment decisions of the Fund are determined by Mr. Osorio. He is assisted by the Portfolio Management Committee of the Investment Adviser which is composed of the executive Officers mentioned above of the Investment Adviser. The Portfolio Management Committee meets at least once weekly to determine the portfolio allocation of the Fund.

The Investment Adviser also provides administrative services to the Fund pursuant to an Amended and Restated Fund Services Agreement (the “Fund Services Agreement”) which was amended and restated as of December 6, 2011, including assisting the Fund with preparation of financial statements and regulatory filings, calculation of the Fund’s NAV, repurchase offer services, and maintenance of the Fund’s web site. For these services, the Investment Adviser is paid an annual rate of 0.11% of average daily net assets on assets under management up to $600 million, and at an annual rate of 0.09% of average daily net assets on assets under management above $600 million. The fee will not be lower than the annual amount of $450,000. The Investment Adviser was paid $455,599 pursuant to the Fund Services Agreement during the fiscal year ended October 31, 2014.

During the fiscal year ended October 31, 2014, the Fund paid no brokerage commissions to an affiliated broker.

The Investment Adviser has a substantial part of its assets located outside the United States. As a result, it may be difficult for U.S. investors to enforce judgments of the courts of the United States against the Investment Adviser predicated on the civil liability provisions of the Federal securities laws of the United States. The Fund has been advised that there is substantial doubt as to the enforceability in the courts of Mexico of judgments against the Investment Adviser predicated upon the civil liability provisions of the Federal securities laws of the United States. The Investment Adviser is advised by U.S. counsel with respect to the Federal securities laws of the United States.

Terms of the Advisory Agreement

Under the Advisory Agreement, the Investment Adviser, subject to the supervision of the Board of Directors and in accordance with the objectives, policies and principles of the Fund set forth in the Fund’s registration statement and the requirements of the 1940 Act and other applicable law, manages the affairs of the Fund. In this regard, it is the responsibility of the Investment Adviser to make investment decisions on behalf of the Fund, to make available to the Fund any necessary research and statistical data in connection therewith, and to supervise the acquisition and disposition of investments for the Fund, including the selection of the brokers or dealers to carryout portfolio transactions for the Fund.

Management fee

Pursuant to the terms of the Advisory Agreement, effective April 1, 2014, the Fund pays the Investment Adviser 1.00% of the average daily value of the Fund’s net assets up to and including $200 million, 0.90% of the average daily value of the Fund’s net assets on assets in excess of $200 million and up to and including $400 million, 0.80% of the average daily value of the Fund’s net assets on assets in excess of $400 million up to and including $600 million, 0.70% of the average daily value of the Fund’s net assets on assets in excess of $600 million up to and including $800 million and 0.60% of the average daily value of the Fund’s net assets on assets in excess of $800 million (the “Base Fee”).

Beginning on or about April 1, 2015, the Base Fee will be adjusted proportionately upward or downward each day based upon the performance of the Fund’s NAV per share calculated over a rolling 12-month performance period relative to the investment record of the Morgan Stanley Capital International Mexico Index (“MSCI Mexico Index”). A performance adjustment factor will be applied each day a daily fee is calculated to the average net assets of the Fund over the trailing 12-month period. The resulting dollar figure will be added to or subtracted from the Base Fee depending on whether the Fund experienced better or worse performance than the MSCI Mexico Index. If the investment performance of the Fund exceeds the investment record of the MSCI Mexico Index by 2 percentage points or more, the performance adjustment will increase the Base Fee by 0.025% for every percentage point of outperformance. If the investment performance of the Fund trails the investment record of the MSCI Mexico Index by 2 percentage points or more, the performance adjustment will decrease the Base Fee by 0.025% for every percentage point of underperformance. The maximum amount of the performance adjustment in either direction is 0.20%, if the difference between the investment performance of the Fund and the investment record of the MSCI Mexico Index is 10 percentage points or more.

Payment of expenses

The Advisory Agreement obligates the Investment Adviser to bear all expenses incurred by it in connection with its duties thereunder as well as the salaries of the Fund’s Directors and Officers who are employees, officers or directors of the Investment Adviser, except for those expenses incurred in connection with the Board or stockholders’ meetings which are reimbursed by the Fund under the Fund’s Reimbursement Policy. The Fund bears all of its other expenses, including fees and expenses of the Fund’s Directors who are not employees, officers or directors of the Investment Adviser; interest expenses; taxes and governmental fees; brokerage commissions and other expenses incurred in acquiring or disposing of the Fund’s portfolio securities; expenses of preparing stock certificates and other expenses in connection with the issuance, offering, distribution, sale or underwriting of securities issued by the Fund; expenses of registering and qualifying the Fund’s Shares for sale with the SEC and in various states and foreign jurisdictions; auditing, accounting, insurance and legal costs; custodian, dividend disbursing and transfer agent expenses; expenses of obtaining and maintaining stock exchange listings of the Fund’s Shares; and the expenses of stockholders’ meetings and of the preparation and distribution of reports to stockholders.

Duration and termination

The Advisory Agreement became effective April 1, 2014 and continues in effect for successive 12-month periods, if not sooner terminated, provided that each continuance is specifically approved annually by (1) the vote of the majority of the Fund’s Independent Directors cast in person at a meeting called for the purpose of voting on such approval and (2) either (a) the vote of a majority of the outstanding voting securities of the Fund or (b) the vote of a majority of the Board of Directors. The Advisory Agreement may be terminated at any time by the Fund, without the payment of any penalty, upon vote of a majority of the Fund’s Directors or a majority of the outstanding voting securities of the Fund, on 60 days’ written notice to the Investment Adviser. The Advisory Agreement will terminate automatically in the event of its assignment (as defined in the 1940 Act). In addition, the Investment Adviser may terminate the Advisory Agreement on 60 days’ written notice to the Fund.

A discussion regarding the basis for the Board’s approval of the Advisory Agreement is available in the Fund’s Semi-Annual Report for the period ending April 30, 2014.

PORTFOLIO MANAGEMENT

A committee of persons associated with the Fund or the Investment Adviser of the Fund (the “Portfolio Management Committee”) is jointly and primarily responsible for the day-to-day management of the Fund’s portfolio. Below is a table reflecting the information required for each member of the Portfolio Management Committee:

Name	Title with Investment Adviser	Length of Service with Investment Adviser	Business Experience During Past 5 Years	Role on Portfolio Management Committee
Alberto Osorio Morales	Director General and Chairman of the Board	Sine 1991	Mr. Osorio currently serves as Director General and Chairman of the Board of the Fund’s Investment Adviser. He has been an employee of the Investment Adviser since 1991.	Mr. Osorio oversees the full operation of the Fund’s Investment Adviser, and any determinations made by the Portfolio Management Committee.

Alberto Gómez Pimienta	Director of Finance	Since 2009	Mr. Alberto Gómez Pimienta has served as Finance Director of the Fund’s Investment Adviser since March 2014 and has been an employee of the Investment Adviser since 2009.	Mr. Gómez Pimienta participates in the investment decision-making processes of the Portfolio Management Committee by making recommendations to the Portfolio Management Committee regarding purchases or sales of portfolio securities and also analyzes the Mexican economic environment and its potential impact on the Fund’s portfolio.

Name	Title with Investment Adviser	Length of Service with Investment Adviser	Business Experience During Past 5 Years	Role on Portfolio Management Committee
Tofi Dayan, CFA	Financial Analyst	Since 2013	Mr. Tofi Dayan has served as
Financial Analyst of the Fund’s
Investment Adviser since
September 2013 and has been
an employee of the Investment
Adviser since 2013. Previously,
he worked as an Analyst for
Banamex Asset Management
from 2011 to September 2013
and as a Research Equity
Analyst for Accival from 2010
to 2011.	Mr. Dayan participates in
the investment decision-
making processes of the
Portfolio Management
Committee, analyzes the
quantitative information
of equity issuers listed on
the Bolsa Mexicana de
Valores (Mexican Stock
Exchange) and makes
recommendations to the
Portfolio Management
Committee regarding
purchases and sales of
portfolio securities.

Other accounts managed

None of the individuals identified in the table above are responsible for the day-to-day management of the portfolio of any other account.

Compensation

All of the individuals identified in the table above are compensated through a base salary and a variable bonus that is paid in December of each year. There are no deferred compensation or pension/retirement plans. All of the individuals identified in the table above participate in a stock option plan maintained by the Investment Adviser.

The base salary of the individuals identified in the table above is fixed, and is generally adjusted on an annual basis at a rate similar to the inflation rate in Mexico. Experience and level of responsibility held within the Investment Adviser are taken into account in determining the base salary of each individual.

The annual bonus paid to the individuals identified in the table above is variable, and depends on the annual performance results of the Investment Adviser. The total amount of bonus paid annually equals 40% of the difference between the Investment Adviser’s total income and its fixed costs (operating profit before tax and bonuses). The bonus is distributed in December of each year. 30% of the bonus is distributed among all personnel employed by the Investment Adviser, and is paid on the basis of each person’s base salary. The remainder of the bonus is distributed among certain “Key Officers” of the Investment Adviser. All of the individuals identified in the table above, as well as certain other employees of the Investment Adviser, are considered “Key Officers.” The portion of the bonus paid to Key Officers is determined on the basis of each Key Officer’s contribution to the performance of the Investment Adviser.

The Investment Adviser has a Compensation Committee whose members are appointed by a Partners Meeting. The formula utilized to calculate the annual bonus was adopted by the Compensation Committee. There are no other benchmarks or variables utilized to calculate compensation to the individuals identified in the table above.

Ownership of equity securities

As of the end of the Fund’s most recently completed fiscal year, October 31, 2014, Mr. Osorio was the beneficial owner of over $1,000,000 of equity securities of the Fund.1 None of the other individuals identified in the table above had beneficial ownership of any equity securities of the Fund.

LEGAL PROCEEDINGS

The Fund is not currently a party to any material pending legal proceedings.

PROXY VOTING POLICY

Summary of proxy voting policies and procedures of the Fund

The Fund’s proxy voting policies and procedures seek to assure that proxies received by the Fund are voted in the best interests of the Fund’s stockholders. Because the investment philosophy of the Investment Adviser is generally consistent with the investment objective of the Fund and the economic interests of its stockholders, investment decisions for the Fund should generally be consistent with its Investment Adviser’s philosophy. In proxy voting decisions, as in other investment decisions, the Investment Adviser is in the best position to determine whether a particular proxy proposal is consistent with its philosophy, and therefore generally consistent with the investment objective of the Fund and the best economic interests of the Fund’s stockholders.

Accordingly, the Fund’s proxy voting policies and procedures delegate all responsibility for proxy voting to the Investment Adviser, provided that the Board has the opportunity to periodically review and approve the Investment Adviser’s proxy voting policies and any material amendments.

In addressing potential conflicts of interest, the Fund’s procedures provide that the Investment Adviser follow an alternative voting procedure instead of voting in its sole discretion. The proxies may be voted in accordance with the recommendations of an independent service provider, or the Investment Adviser may notify the Board or a Board representative of the conflict of interest and seek a waiver to vote the proxy, or forward the proxy to the Board, a designated Board committee or a representative of either, so that the Board, the committee or the representative may vote the proxies itself. However, the Fund allows the Investment Adviser to resolve conflicts of interest in any reasonable manner consistent with the alternative voting procedures described in its proxy voting policy.

The Fund shall annually file Form N-PX disclosing its proxy voting record for the most recent twelve-month period ended June 30. A description of the Fund’s proxy voting record for the most recent twelve-month period ended June 30 is available without charge, upon request, by calling collect Alberto Gómez Pimienta, the Fund’s Treasurer, at (52 55) 5280-3247, during Mexico City business hours (10:00 a.m. to 3:00 p.m. and 5:00 to 7:00 p.m. ET), and on the SEC’s website at www.sec.gov. The Fund’s proxy voting policies and procedures are available on the Fund’s website, www.themexicofund.com under “Corporate Governance.”

Summary of the Investment Adviser’s Proxy Voting Policies and Procedures

The Investment Adviser’s proxy voting policies and procedures reflect the substantial differences between proxy voting at stockholders’ meetings held in the United States and proxy voting in Mexico. The Investment Adviser seeks to vote proxies in the best interests of the Fund and its stockholders in accordance with the Investment Adviser’s fiduciary duties and Rule 206(4)-6 of the Investment Advisers Act.

As noted in the Investment Adviser’s policies and procedures, stockholders meetings in Mexico are “ordinary”, “extraordinary” or “special” depending on the agenda of the meeting. There is no proxy solicitation effort as occurs in the United States. Where the Investment Adviser has the ability to vote, the Investment Adviser will vote the Fund’s shares in the best interests of the Fund and its stockholders. The Investment Adviser is responsible for identifying the cases when it may be faced with a potential conflict of interest in voting shares of the Fund’s investments in the best interest of the Fund and its stockholders. If a potential conflict of interest exists, the Investment Adviser can only exercise its voting authority after careful investigation and research of the issues involved. The Investment Adviser can consult with third parties and could, in exceptional cases, make the determination that not voting the securities is in the best interest of the Fund. In attempting to eliminate a potential material conflict of interest, the Investment Adviser may vote in accordance with its policies and procedures if a routine matter is involved; vote as recommended by an independent third party which has no knowledge of the nature of the material conflict of interest or does not itself have a material conflict of interest; erect information barriers around the persons making the voting decisions to insulate the decision from the conflict; or notify the Board of Directors of the material conflict of interest and seek a waiver of the conflict.

[1]

This amount included, as of October 31, 2014, the disposition of 45,000 shares by the Fund’s Investment Adviser, which may be attributable to Mr. Osorio as a result of Rule 16a-1(a)(2)(iii) under the Securities Exchange Act of 1934, as amended (“Exchange Act”). Mr. Osorio is the Director General and Chairman of the Board of the Investment Adviser and owns more than 25% of its capital. Nevertheless, pursuant to Exchange Act Rule 16a-1(a)(4), Mr. Osorio disclaims beneficial ownership.

In accordance with its policies and procedures, the Investment Adviser will generally support existing management on votes on the financial statements of the issuer and the election of the board of directors; vote for the acceptance of the accounts unless there are grounds to suspect that the accounts as presented or audit procedures used do not present an accurate picture of company results and support routine issues such as the appointment of independent auditors, allocation of income and the declaration of dividends. Where matters are of an extraordinary nature, or an extraordinary or special meeting is called, further investigation and consultation may be necessary to analyze all relevant information to reach a decision as to how to vote and such matters will be voted on a case by case basis.

FUND SERVICES AGREEMENTS

Pursuant to an Amended and Restated Fund Services Agreement, amended and restated as of December 6, 2011, the Investment Adviser also provides administrative services to the Fund, including assisting the Fund with preparation of financial statements and regulatory filings, calculation of the Fund’s NAV, repurchase offer services, and maintenance of the Fund’s web site. For these services, the Investment Adviser is paid an annual rate of 0.11% of average daily net assets on assets under management up to $600 million, and at an annual rate of 0.09% of average daily net assets on assets under management above $600 million. The fee will not be lower than the annual amount of $450,000.

Pursuant to a Service Agreement, effective June 22, 2000, which was amended and restated as of December 6, 2011, Dechert LLP (the “Firm”) provides certain administrative services to the Fund in connection with its services as legal counsel to the Fund. These services include the processing of all mail and other communications and inquiries received concerning the Fund, and the dispatching of materials, as appropriate, to the Fund’s service providers; and other services related thereto. As compensation for the services rendered and the expenses borne by the Firm pursuant to the Service Agreement, the Fund pays the Firm $750 per month.

PORTFOLIO TRANSACTIONS AND BROKERAGE

The Investment Adviser selects broker-dealers registered with and approved by the Comision Nacional Bancaria y de Valores, the Mexican equivalent of the SEC (“CNBV”), for the execution of portfolio transactions for the Fund. In placing orders, it is the policy of the Investment Adviser to seek the best execution for its transactions, taking into account all relevant factors, including price, promptness of execution and other advantages to the Fund.

Subject to obtaining best execution, the Fund may place orders for transactions with brokers who provide investment research services to the Investment Adviser. Research so provided is in addition to, and not in lieu of, the services required to be performed by the Investment Adviser, and the Investment Adviser’s expenses are not necessarily reduced as a result of the receipt of such supplemental information. Neither the Fund nor the Investment Adviser is obligated to deal with any broker or group of brokers in the execution of portfolio transactions. In selecting broker-dealers, the Investment Adviser considers various factors, including the size and nature of the transaction, the nature of the market for the security, the investment research services provided to the Investment Adviser and the capability and financial condition of the broker-dealer. To the extent consistent with the Fund’s policy of seeking best execution of its portfolio transactions, orders may be placed with the Investment Adviser’s stockholders. However, ownership of the Investment Adviser’s stock is not a factor in the selection of broker-dealers to execute the Fund’s transactions. The Fund may also purchase securities in a public offering in Mexico in which one or more of the Investment Adviser’s stockholders participates as an underwriter so long as no Director, officer or employee of the Fund or other affiliate of the Fund is an affiliate of a principal underwriter in such offering. Pursuant to exemptive relief granted by the SEC, the Fund may purchase securities in a public offering in Mexico through a member of an underwriting syndicate where a participant in the syndicate has a common director with the Fund, or a company controlled by, under common control with, or controlling such company, participates as principal underwriter, provided specific conditions are met. The Fund may purchase securities from an unaffiliated member of the underwriting syndicate but not from a member of the underwriting syndicate that has a common director with the Fund.

Portfolio transactions of the Fund are primarily effected with dealers acting as a principal for their own account. During the fiscal years ended October 31, 2014, 2013 and 2012, the Fund paid brokerage commissions of $345,884, $360,775 and $262,100, respectively. The rate of portfolio turnover in the fiscal years ended October 31, 2014, 2013 and 2012 were 39.36%, 35.53% and 30.94%, respectively.

NAV OF COMMON STOCK

The Shares are listed on the NYSE. The NAV per Share is generally determined each day during which the Bolsa is open for trading and each other day that the calculation of the NAV is required for regulatory purposes (“Valuation Date”). The NAV per Share is calculated by dividing the value of net assets of the Fund (the value of its assets less its liabilities and its accumulated and unpaid dividends, whether or not earned or declared) by the total number of Shares outstanding. For purposes of establishing the Fund’s NAV, portfolio securities regularly traded on the Mexican Stock Exchange are valued at the closing price provided by the Mexican Stock Exchange prior to the time the securities held in the Fund are valued. For purposes of calculating NAV, pesos are translated into dollars at the exchange rate provided by the Mexican Central Bank.

The value of a security traded or dealt in upon the Bolsa or any recognized securities exchange (that is not subject to restrictions against sale by the Fund on such exchanges) shall be determined as of the Valuation Date in accordance with the following procedures:

•

If there are any sales of the security on the principal exchange on which the security trades on the Valuation Date, the value of the security shall be the weighted average of the sales prices during the last twenty minutes of security trades on the principal exchange on which the security trades where the principal exchange is the Bolsa, and the last sales price or closing price, as appropriate, of the security where the principal exchange is not the Bolsa.

•

If there are no trades on the principal exchange on which the security trades, the value of the security shall be the value determined in accordance with the previous paragraph on the day prior to the Valuation Date on the principal exchange as of the Valuation Date, so long as the value is not a “stale price” (a condition which occurs when the price of a portfolio security obtained from an approved pricing source, broker-dealer, or other procedure remains unchanged with no evidence of trading activity but the security is not considered “illiquid”).

The Fund may invest in Mexican fixed-income securities which are peso-denominated and may be dollar-linked in order to provide appropriate liquidity to take advantage of market opportunities and meet cash requirements. The Fund may also invest in U.S. dollar-denominated instruments such as U.S. Treasuries.

The Fund may suspend the calculation of NAV (i) during any period when the Mexican Stock Exchange is closed or during which trading on the Mexican Stock Exchange is restricted or (ii) during any period when, in the opinion of the Investment Adviser and with the approval of the CNBV, the determination of NAV may not fairly be made and would be prejudicial to the interests of stockholders.

DIVIDENDS AND CAPITAL GAIN DISTRIBUTIONS

On August 12, 2008, the Fund received an exemptive order (the “Order”) from the SEC under Section 19(b) of the 1940 Act, which permits the Fund to distribute long-term capital gains to stockholders more than once per year. Following receipt of the Order, the Board of Directors approved the implementation of a Managed Distribution Plan (“MDP”) to make quarterly cash distributions to stockholders, pursuant to which the Fund currently pays quarterly distributions at an annual rate of 10% of the Fund’s NAV per share recorded on the last business day of the previous calendar year.

The Fund is subject to a number of conditions under the Order, among them that the Fund may not make any public offering of the Fund’s Shares other than (A) a rights offering below NAV to holders of the Fund’s common stock; (B) an offering in connection with a dividend reinvestment plan, merger, consolidation, acquisition, spin-off or reorganization of the Fund; or (C) an offering other than an offering described in conditions (A) and (B) above, unless, with respect to such other offering: (1) the Fund’s annual distribution rate for the six months ending on the last day of the month ended immediately prior to the declaration date of the most recent distribution is no more than one percentage point greater than the Fund’s average annual total return for the five-year period ending on such date; and (2) the transmittal letter accompanying any registration statement filed with the SEC in connection with such offering discloses that the Fund has received an order under Section 19(b) to permit it to make periodic distributions of long-term capital gains with respect to its common stock as frequently as twelve times each year. As of the date of this prospectus, the Fund is in compliance with all conditions of the Order, including the aforementioned condition relating to public offerings. However, circumstances may arise in the future which would prevent this condition from being met, and which could therefore prevent the Fund from issuing Shares.

EFFORTS TO MONITOR FUND STOCK PRICE

The Fund continues to maintain and implement the following strategies as part of its ongoing discount reduction efforts:

(i) Under the Fund’s MDP as discussed above, the Fund pays quarterly distributions at an annual rate of 10% of the Fund’s NAV per share recorded on the last business day of the previous calendar year.

(ii) The Fund has in place an open market share repurchase policy. Under the Fund’s open market share repurchase policy, the Fund may repurchase up to 10% of the Fund’s outstanding common stock in open market transactions during any 12-month period if and when Fund shares trade at a price which is at a discount of at least 10% to NAV.

(iii) In an effort to provide investors with more timely information about the Fund’s assets, since March 2010, the Fund has been publishing, during the first five business days of each month, its portfolio of investments as part of its Monthly Summary Report, which is filed with the SEC on Form 8-K and is also available at the Fund’s website.

The discount between the Fund’s market price and NAV as of February 26, 2015 was 2.63%, compared with a premium of 0.94% at the end of October 2014.

DISTRIBUTION REINVESTMENT AND STOCK PURCHASE PLAN

Pursuant to the Distribution Reinvestment and Stock Purchase Plan, if a stockholder elects to participate in the plan (“participant”), then all income dividends or capital gains distributed will automatically be reinvested by American Stock Transfer and Trust Company (the “Plan Agent”) in Fund Shares pursuant to the Plan. Stockholders who do not participate in the Plan will receive all income dividends or capital gain distributions in cash or in Fund shares, pursuant to the Fund’s policy with respect to dividend distributions described above. A stockholder whose Shares are registered in the name of a broker-dealer or other nominee must contact the broker-dealer or other nominee regarding his or her status under the Plan, including whether such broker-dealer or nominee will participate on such stockholder’s behalf.

Whenever the Fund declares a dividend or capital gains distribution, Plan participants will receive the distributions in the manner described below as determined on the date the distribution becomes payable or such other date as may be specified by the Fund’s Board (the “valuation date”). The Plan Agent will apply the distribution amount to purchase Shares in the open-market or from the Fund as soon as practicable after the payment date of the distribution but in no event later than 30 calendar days after such date, except where necessary to comply with applicable provisions of the U.S. federal securities laws (the “purchase period”).

If, on the valuation date, the market price of the Shares plus the estimated brokerage commission to purchase a Share is equal to or exceeds the NAV per Share (such condition being referred to herein as a “market premium”), the Plan Agent will invest the distribution amount in newly issued Shares on behalf of the participant. For the purpose of determining the number of Shares equivalent to the distribution amount, participants will be issued Shares valued at the greater of the NAV per Share or the current market price on the valuation date. Participants will receive their distribution entirely in Shares, and the Plan Agent shall automatically receive the Shares, including fractions, for holding for all participants’ accounts.

If, on the valuation date, the market price of the Shares plus the estimated brokerage commission to purchase a Share is lower than the NAV per Share (such condition being referred to herein as a “market discount”), the Plan Agent will, as purchasing agent for the participants, buy Shares in the open market, on the NYSE or elsewhere, for each participant’s account during the purchase period. If, before the Plan Agent has completed its purchases, the market discount condition switches to a market premium, the Plan Agent shall suspend making open-market purchases and shall invest the balance available in newly issued Shares which shall be issued at the greater of the NAV or the current market price per Share. In any case in which the Plan Agent is unable to invest the full dividend amount in open-market purchases by the last business day of the purchase period, the Plan Agent will invest the balance available in newly issued Shares valued at the greater of the NAV or the current market price per Share as determined on the last business day during the purchase period. If the Fund decides to declare a distribution in stock with an option to receive cash (at the election of the participant), and the participant elects to receive cash, the participant’s distribution will automatically be invested in shares of the Fund under the Plan.

Whenever the Fund declares a capital gain distribution or an income dividend payable (i) in stock or (ii) in stock or cash at the election of the stockholder, all stockholders not electing for cash will receive the capital gain distribution or dividend in newly issued Shares on identical terms and conditions as established by the Fund’s Board, and the terms of the Plan shall not apply to such a distribution.

For all purposes of the Plan, (a) the market price of the Fund’s Shares on a particular date shall be the last sale price on the NYSE at the close of business on that date, or if there is no sale on the NYSE on such date, then the mean between the closing bid and asked quotations for such stock on the NYSE on such date, and (b) NAV per Share on a particular date shall be as determined by or on behalf of the Fund.

Open-market purchases provided for above may be made on any securities exchange where the Fund’s Shares are traded, in the over-the-counter market or in negotiated transactions, and may be on such terms as to price, delivery and otherwise as the Plan Agent shall determine. Participant funds held by the Plan Agent uninvested will not bear interest and, in any event, the Plan Agent shall have no liability in connection with any inability to purchase Shares within 30 calendar days after the payable date for any divided or distribution, as herein provided, or with the timing of any purchases effected. The Plan Agent shall have no responsibility as to the value of the Shares of the Fund acquired for participant accounts. For the purposes of purchases in the open market, the Plan Agent may aggregate purchases with those of other participants, and the average price (including brokerage commissions) of all Shares purchased by the Plan Agent shall be the price per Share allocable to all participants.

A stockholder, regardless of whether he or she has chosen to reinvest distributions under the Plan, can elect to purchase additional shares at any time by making optional cash payments. The minimum investment under this option is $25.00.

The Plan Agent will hold Shares acquired pursuant to the Plan, together with the Shares of other participants acquired pursuant to the Plan, in noncertificated form in the Plan Agent’s name or that of its nominees. The Plan Agent will forward to participants any proxy solicitation material and will vote any Shares so held for participants only in accordance with the proxies returned by the participants to the Fund. Upon any participant’s written request, the Plan Agent will deliver to him or her, without charge, a certificate or certificates for the full Shares held by the Plan Agent on his or her behalf.

The Plan Agent will confirm to each participant acquisitions made for its account as soon as practicable but not later than 60 calendar days after the date thereof. Although participants may, from time to time, have an undivided fractional interest (computed to three decimal places) in a Share of the Fund, no certificates for fractional Shares will be issued. However, dividends and distributions on fractional Shares will be credited to participant accounts. In the event of termination of an account under the Plan, the Plan Agent will adjust for any such undivided fractional interest in cash at the market price of the Fund’s Shares at the time of termination.

If a stock split is effected by the Fund, any stock distributed by the Fund on Shares held by the Plan Agent for participants will be credited to participant accounts. In the event that the Fund makes available to stockholders rights to purchase additional Shares or other securities, the Plan Agent shall solicit instructions from the participants.

The Plan Agent’s service fee for handling capital gain distributions or income dividends will be paid by the Fund. Participants will be charged a pro-rata share of brokerage commissions on all open-market purchases.

Participants may terminate their participant under the Plan by notifying the Plan Agent in writing. Such termination will be effective immediately if notice is received by the Plan Agent not less than 14 calendar days prior to any dividend or distribution payment date; otherwise, such termination will be effective after the investment of any current dividend or distribution. The Plan may be terminated by the Plan Agent or the Fund upon notice in writing mailed to participants. Upon termination, the Plan Agent will cause: (i) a certificate or certificates for the appropriate number of full Shares held for participants and (ii) a cash adjustment for any fractional Share (valued at the market price of the Shares as the time of termination), to be delivered to participants, in addition to any brokerage commissions. If, in advance of such termination, a participant elects by written notice to the Plan Agent to have the Plan Agent sell part or all of his or her Shares and remit the proceeds to him or her, the Plan Agent is authorized to deduct a brokerage commission for this transaction from the proceeds. If a participant disposes of all Shares registered in his or her name on the books of the Fund, the Plan Agent may, at its option, terminate the participant’s account or determine from the participant whether he or she wishes to continue his or her participation in the Plan. However, if a participant’s Shares are held in nominee or “street name” through a broker, bank or other nominee, the participant must notify the nominee if he or she wishes to terminate his or her account as established under the Plan.

The terms and conditions of the Plan may be amended or supplemented by the Plan Agent or the Fund at any time or times but only by mailing to participants appropriate written notice prior to the effective date thereof, except when necessary or appropriate to comply with applicable law or the rules or policies of the SEC or any other regulatory authority. The amendment or supplement shall be deemed to be accepted by participants unless, prior to the effective date thereof, the Plan Agent receives written notice of termination of a participant account under the Plan. Any such amendment may include an appointment by the Plan Agent in its place and stead of a successor agent under these terms and conditions, with full power and authority to perform all or any of the acts to be performed by receiving dividends and distributions. The Fund will be authorized to pay such successor agent, for a participant’s account, all dividends and distributions payable on Shares of the Fund held in a participant’s name or under the Plan for retention or application by such successor agent as provided in these terms and conditions.

Under the terms of the Plan, the Plan Agent is obligated at all times to act in good faith and use its best efforts within reasonable limits to ensure the accuracy of all services performed under the Plan and to comply with applicable law, but assumes no responsibility and is not liable for loss or damage due to error unless such error is caused by the Plan Agent’s negligence, bad faith or willful misconduct of it or its employees.

A participant has no right to draw checks or drafts against his or her account or to give instructions to the Plan Agent in respect to any Shares or cash held therein except as expressly provided in the Plan. Generally, stockholders receiving Shares under the Plan will be treated as having received a distribution equal to the amount payable to them in cash as a dividend had the stockholder not participated in the Plan.

Additional information about the Plan may be obtained from American Stock Transfer & Trust Company, Attention: Dividend Reinvestment Department, 6201 15th Avenue, Brooklyn, NY 11219, telephone number (718) 921-8124.

TAXATION

The following is intended to be a general summary of certain tax consequences that may result to the Fund and its stockholders. It is not intended as a complete discussion of all such tax consequences, nor does it purport to deal with all categories of investors. Investors are therefore advised to consult with their tax advisers before making an investment in the Fund. The summary is based on the laws, regulations and interpretations in effect on the date of this prospectus, which are subject to change even with retroactive effect.

Mexican tax status

The Fund receives and intends to continue receiving income solely from the following sources, to the extent consistent with the Fund’s investment policies:

(A)

Interest derived from bonds, certificates of credit institutions, debentures, notes, ordinary certificates of participation, acceptances, credit instruments, loans or credits payable by credit institutions or auxiliary credit organizations; including yields derived from government-issued instruments placed at a discount (Cetes, Bondes, etc.) At present, income taxes, if applicable, will be withheld at the source of income at rates that vary from 4.9 to 15% for interest earned.

(B)

Dividends and other profit distributions made by Mexican corporations and Mexican banks residing in Mexico. Starting in 2014, such dividends and other profits paid to Mexican resident individuals and non-residents of Mexico are subject to a 10% income tax withholding that qualifies as a final payment.

If a Mexican corporation distributes dividends to a non-resident of Mexico or an individual stockholder from its net-after-tax profits account (“Cuenta de Utilidad Fiscal Neta” or “CUFIN”) generated prior to 2014, such dividends would not be subject to the 10% income tax withholding. Conversely, when such dividends are distributed from the Mexican corporation’s CUFIN account generated since 2014, the 10% income tax withholding would be applicable.

In connection with dividends distributed to non-residents of Mexico, a reduced income tax withholding rate could be granted by a relevant tax treaty, to the extent that the corresponding requirements are complied with.

Pursuant to the Mexico-United States Tax Treaty, a reduced 5% income tax withholding would be applicable to the Fund only if the Fund (i.e., a U.S. tax resident) owns at least 10% of the voting shares of the Mexican corporation paying the dividends and is the beneficial owner of the distributed dividends.

Regardless of the above, when the dividends or other profit distributions do not derive from the CUFIN account, the dividends and other profit distributions are subject to 30% tax to be paid by the Mexican corporation, which is applied over a basis equivalent to the effective amount to be distributed, grossed-up with a factor of 1.4286. Such an income tax may be credited against the distributing Mexican corporation’s annual income tax of the year in which the distribution of dividends was made and the two following years; and

(C)

Gains from the sale of listed securities through the Mexican Stock Exchange and the International Quotation System (“Sistema Internacional de Cotizaciones” or “SIC”), which would be subject to a final 10% income tax payment. For non-residents of Mexico, broker-dealers or other financial intermediaries are obliged to withhold the corresponding income tax.

Non-resident sellers that reside in a country with which Mexico has in effect a tax treaty are relieved from the referred 10% income tax withholding, to the extent that certain requirements are complied with. In order to obtain this relief, the Fund (i.e., a U.S. tax resident) would be required to file a notice stating under oath to the broker-dealer or other financial intermediary that the Fund is a resident in the United States for tax purposes and would be required to provide its U.S. tax identification number.

In September 2005, the Fund together with the Investment Adviser obtained a ruling from the Mexican tax authority which authorized the Fund to pay value-added tax in Mexico at the rate of 0% instead of the 15% (16% applicable in 2014) on administrative and advisory services. Under current law, such advisory and administrative services may be subject to 0% value added tax in Mexico if the Fund continues to be non-Mexican tax resident and payments are made from bank accounts located outside Mexico to bank accounts of the advisor.

The Fund has obtained a ruling from the Mexican Tax Authorities confirming that the Fund is a resident in the United States within the meaning of the Tax Treaty to Avoid Double Taxation (the “Tax Treaty”) and therefore the Fund would be subject to the tax benefits derived therefrom to the extent that corresponding requirements are complied with.

U.S. tax status

The Fund has elected to be treated and intends to qualify annually and to elect to be treated as a regulated investment company under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). To qualify as a regulated investment company, the Fund must, among other things, (A) derive in each taxable year at least 90% of its gross income from dividends, interest, payments with respect to securities loans, net income from certain publicly traded partnerships and gains from the sale or other disposition of stock, securities or foreign currencies, or other income derived with respect to its business of investing in stocks, securities or currencies; (B) diversify its holdings so that, at the end of each quarter of the taxable year, (i) at least 50% of the market value of the Fund’s assets is represented by cash, U.S. Government securities, securities of other regulated investment companies and investments in other securities which, with respect to any one issuer do not represent more than 5% of the value of the Fund’s total assets nor more than 10% of the outstanding voting securities of such issuer and (ii) not more than 25% of the value of its total assets is invested in (a) the securities of any one issuer (other than U.S. Government securities and securities of other regulated investment companies); (b) two or more controlled issuers in the same or similar trade or business or (c) certain publicly traded partnerships; and (C) distribute at least 90% of its investment company taxable income (which includes, among other items for this purpose, dividends, interest and net short-term capital gains in excess of net long-term capital losses) each taxable year.

As a regulated investment company, the Fund generally will not be subject to U.S. federal income tax on its investment company taxable income and net capital gains (net long-term capital gains in excess of the sum of net short-term capital losses and capital loss carryovers from prior years, if any) that it distributes to stockholders. The Fund intends to distribute to its stockholders, at least annually, substantially all of its investment company taxable income, as computed for U.S. federal income tax purposes. To the extent the Fund retains its net capital gains for investment, it will be subject under current tax rates to a federal income tax at a maximum effective rate of 35% on the amount retained. See “—Distributions” below.

Amounts not distributed on a timely basis in accordance with a calendar-year distribution requirement are subject to a nondeductible 4% federal excise tax payable by the Fund. To avoid the tax, the Fund must generally distribute, or be deemed to have distributed, during each calendar-year at least an amount equal to the sum of (1) 98% of its ordinary income (taking into account certain deferrals and elections) for the calendar year, (2) 98.2% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses) for the twelve-month period ending on October 31 of the calendar year, and (3) all ordinary income and capital gains for previous years that were not distributed or taxed during such years. To prevent application of the non-deductible excise tax, the Fund currently intends to make its distributions in accordance with the calendar-year distribution requirement. Compliance with the calendar year distribution requirement may limit the extent to which the Fund will be able to retain its net capital gains for investment.

A distribution will be treated as paid on December 31 of a calendar year if it is declared by the Fund in October, November or December of that year to stockholders of record on a date in such a month and paid by the Fund during January of the following calendar year. Such distributions will be taxable to stockholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.

If in any taxable year the Fund fails to qualify as a regulated investment company under the Code, the Fund will be taxed in the same manner as an ordinary corporation and distributions to its stockholders will not be deductible by the Fund in computing its taxable income. In addition, in the event of a failure to qualify, the Fund’s distributions, to the extent derived from the Fund’s current or accumulated earnings and profits, will constitute dividends (eligible for the corporate dividends-received deduction in the case of corporate stockholders and eligible for treatment as qualified dividend income in the case of individual stockholders) which are taxable to stockholders as ordinary income, even though those distributions might otherwise (at least in part) have been treated in the stockholders’ hands as long-term capital gains. If the Fund fails to qualify as a regulated investment company in any year, it will be required to pay out its earnings and profits accumulated in that year in order to qualify again as a regulated investment company and may in certain circumstances be required to pay tax on unrealized gains.

The Fund may invest in shares of foreign corporations which may be classified under the Code as passive foreign investments companies (“PFICs”). In general, a foreign corporation is classified as a PFIC if at least 50% of its assets constitute investment-type assets or 75% or more of its gross income is investment-type income. If the Fund receives a so-called “excess distribution” with respect to PFIC stock, the Fund itself may be subject to a tax on a portion of the excess distribution, whether or not the corresponding income is distributed by the Fund to stockholders. In general, under the PFIC rules, an excess distribution is treated as having been realized ratably over the period during which the Fund held the PFIC shares. The Fund itself will be subject to tax on the portion, if any, of an excess distribution that is so allocated to prior Fund taxable years and an interest factor will be added to the tax, as if the tax had been payable in such prior taxable years. Certain distributions from a PFIC as well as gain from the sale of PFIC shares are treated as excess distributions. Excess distributions are characterized as ordinary income even though, absent application of the PFIC rules, certain excess distributions might have been classified as capital gain.

The Fund may be eligible to elect alternative tax treatment with respect to PFIC shares. Under an election that currently is available in some circumstances, the Fund generally would be required to include in its gross income its share of the earnings of a PFIC on a current basis, regardless of whether distributions are received from the PFIC in a given year. If this election was made, the special rules, discussed above, relating to the taxation of excess distributions, would not apply. In addition, another election may be available that would involve marking to market the Fund’s PFIC shares at the end of each taxable year (and on certain other dates prescribed in the Code), with the result that unrealized gains are treated as though they were realized. If this election were made, tax at the Fund level under the PFIC rules would generally be eliminated, but the Fund could, in limited circumstances, incur nondeductible interest charges and any mark to market gains would be treated as ordinary income.

Because the application of the PFIC rules may affect, among other things, the character of gains, the amount of gain or loss and the timing of the recognition of income with respect to PFIC shares, as well as subject the Fund itself to tax on certain income from PFIC shares, the amount that must be distributed to stockholders, and which will be taxed to stockholders as ordinary income or long-term income capital gain, may be increased or decreased substantially as compared to a fund that did not invest in PFIC shares.

The Fund has received a private letter ruling from the Internal Revenue Service that provides that the Fund will not recognize gain or loss on the distribution of stocks or securities to stockholders in connection with repurchase offers made by the Fund.

Distributions

Dividends paid out of the Fund’s investment company taxable income (which includes any net short-term capital gains) will be taxable to a U.S. stockholder as ordinary income (and may be eligible for treatment as “qualified dividend income”, as described below). Distributions of net capital gains (net long-term capital gains in excess of the sum of net short-term capital losses and any capital loss carryovers from prior years), if any, designated by the Fund as capital gain dividends, are taxable as long-term capital gains, regardless of how long the stockholder has held the Fund’s Shares.

Dividends paid by the Fund will not qualify for the deduction for dividends received by corporations because the Fund’s income is not expected to consist of dividends paid by U.S. corporations. A portion of the Fund’s dividends may qualify for the preferential rate on “qualified dividend income” applicable to individual stockholders to the extent that the Fund’s income is derived from qualified dividends and to the extent that both the Fund and the individual stockholder satisfy, among other requirements, a more than 60 day holding period requirement. There can be no assurance as to what portion of the Fund’s distributions will qualify for favorable treatment as qualified dividend income. The maximum individual rate applicable to “qualified dividend income” is either 15% or 20%, depending on whether the individual’s income exceeds certain threshold amounts.

In the event the Fund retains any net capital gains, it may designate such retained amounts as undistributed capital gains in a notice to its stockholders. In the event such a designation is made, stockholders subject to U.S. tax would include in income, as long-term capital gains, their proportionate share of such undistributed amounts, but would be allowed a credit or refund, as the case may be, for their proportionate share of the 35% tax paid by the Fund. If the designation is made, for U.S. federal income tax purposes, the tax basis of Shares owned by a stockholder would be increased by an amount equal to 65% of the amount of undistributed capital gains included in the stockholder’s income.

Investment company taxable income will be increased or decreased by the amount of foreign currency gains or losses realized by the Fund in connection with the disposition of peso-denominated debt securities as well as changes in peso/dollar exchange rates between the time the Fund accrues a receivable (typically, dividends, interest and payments for securities sold) or payable (typically, expenses and payments for securities purchased) and the time such receivable or payable is satisfied. The Fund cannot predict the impact of such transactions on company taxable investment income.

Medicare Tax

An additional 3.8% Medicare tax is imposed on certain net investment income (including ordinary dividends and capital gain distributions received from the Fund and net gains from redemptions or other taxable dispositions of Fund shares) of U.S. individuals, estates and trusts to the extent that such person’s “modified adjusted gross income” (in the case of an individual) or “adjusted gross income” (in the case of an estate or trust) exceed certain threshold amounts.

Sales of shares

Upon the sale or other disposition of Shares of the Fund, a stockholder generally will realize a taxable gain or loss in an amount equal to the difference between the proceeds of the sale or other dispositions and the stockholder’s adjusted tax basis in the Shares. Such gain or loss will be a capital gain or loss if the Shares are capital assets in the stockholder’s hands and generally will be long-term or short-term depending upon the stockholder’s holding period for the Shares. Any loss realized on a sale or exchange will be disallowed to the extent the Shares disposed of are replaced (including replacement through the Distribution Reinvestment and Stock Purchase Plan) within a period of 61 days, beginning 30 days before and ending 30 days after the Shares are disposed of. In such a case, the basis of the Shares acquired will be adjusted to reflect the disallowed loss. Any loss realized by a stockholder on a disposition of Fund Shares held by the stockholder for six months or less will be treated as a long-term capital loss to the extent of any distributions of capital gain dividends received or treated as having received by the stockholder with respect to such shares.

Legislation passed by Congress requires reporting of adjusted cost basis information for covered securities, which generally include shares of a regulated investment company acquired after January 1, 2012, to the Internal Revenue Service and to taxpayers. stockholders should contact their financial intermediaries with respect to reporting of cost basis and available elections for their accounts.

Foreign taxes

Mexican taxes may be imposed on the Fund (and not on its stockholders) and withheld as described above. In addition, a Mexican income tax may be imposed on the Fund to the extent it receives income from certain sources as described above.

If more than 50% in value of the Fund’s total assets at the close of any taxable year consists of stocks or securities of foreign corporations, the Fund may elect to treat any Mexican income and similar taxes paid by it as paid by its stockholders. The Fund anticipates that it will qualify annually to make the election. The Fund will notify stockholders in writing each year if it makes the election and of the amount of Mexican taxes, if any, that would be treated as paid by the stockholders. If the Fund makes the election, the source (for U.S. federal income tax purposes) of the Fund’s income will flow through to stockholders and stockholders will be required to include their proportionate share of the amount of foreign income and similar taxes paid by the Fund in income even though they do not actually receive such amounts.

Generally, stockholders itemizing their deductions will be entitled to deduct their proportionate share of the amount of Mexican income and similar taxes paid by the Fund, if any, if the Fund makes the election described in the preceding paragraph. Alternatively, stockholders who satisfy certain holding period requirements may be eligible to claim a foreign tax credit for such amounts. However, under certain provisions of the Code, stockholders may not be able to claim a credit for the full amount of Mexican taxes withheld from distributions or for the full amount of their proportionate share of Mexican income and similar taxes paid by the Fund. This is because, generally, a credit for foreign taxes is subject to the limitation that it may not exceed the stockholder’s U.S. federal income tax attributable to his foreign source taxable income. Under the Code, the Fund’s distributions are not treated as foreign source income. However, if the Fund elects to treat any Mexican income and similar taxes paid by it as paid by its stockholders, the source of the Fund’s income will instead flow through to its stockholders and such income may, at least in part, be foreign source income. Accordingly, the Fund will make such an election whether or not it pays any Mexican taxes. In addition, stockholders will not be eligible to claim a foreign tax credit with respect to foreign income taxes paid by the Fund unless certain holding period requirements are satisfied. The U.S. Internal Revenue Service has issued a private ruling to the Fund to the effect that making such an election will serve to pass through to stockholders the source of the Fund’s income even if the Fund pays no foreign taxes.

Non-U.S. stockholders may not be able to credit or deduct the foreign taxes, but they may be deemed to have additional income from the Fund, equal to their share of the foreign taxes, that is subject to the U.S. withholding tax.

Gains, if any, from the sale of securities by the Fund generally will be treated as derived from U.S. sources and certain currency fluctuation gains, if any, from foreign currency-denominated debt securities, receivables and payables, will be treated as ordinary income derived from U.S. sources. In addition, the foreign tax credit is available only to the extent of the U.S. tax that would otherwise be payable on foreign source income. Thus, even if the source of the Fund’s income passes through to stockholders, stockholders may be unable to claim a credit for the full amount of the Mexican taxes withheld from distributions or for the full amount of their proportionate share, if any, of the Mexican taxes paid by the Fund.

The foregoing is only a general description of the foreign tax credit. Because application of the credit depends on the particular circumstances of each stockholder, stockholders are advised to consult their own tax advisers.

Backup withholding

The Fund may be required to withhold for U.S. federal income taxes (currently at a rate of 28%) of all taxable distributions payable to stockholders who fail to provide the Fund with their certified U.S. taxpayer identification number (or certificate regarding foreign status) or to stockholders otherwise subject to U.S. backup withholding. Similarly, proceeds from the sale or other disposition of Shares of the Fund in the United States may be subject to backup withholding if the stockholder fails to provide a certified U.S. taxpayer identification number (or certificate regarding foreign status) and make other certifications in connection with the transaction, or if the stockholder is otherwise subject to U.S. backup withholding. Certain corporate stockholders and other stockholders specified in the Code are exempt from such backup withholding. Backup withholding is not an additional tax. Any amounts withheld may be refunded or credited against the stockholder’s U.S. federal income tax liability, provided that the required information is furnished to the Internal Revenue Service.

Foreign stockholders

U.S. taxation of a stockholder who, as to the United States, is a non-resident alien individual, a foreign trust or estate, a foreign corporation or foreign partnership (“Foreign Stockholder”) depends on whether the income from the Fund is “effectively connected” with a U.S. trade or business carried on by such stockholder. Ordinarily, income from the Fund will not be treated as so “effectively connected.”

Income not effectively connected

If the income from the Fund is not “effectively connected” with a U.S. trade or business carried on by the Foreign Stockholder, distributions of investment company taxable income will generally be subject to a U.S. withholding tax of 30% (or lower treaty rate), which tax generally will be withheld from such distributions. Foreign Stockholders may be subject to U.S. withholding tax at the rate of 30% (or lower treaty rate) of the income resulting from the Fund’s election to treat any foreign taxes paid by it as paid by its stockholders, but may not be able to claim a credit or deduction for the foreign taxes treated as having been paid by them.

Capital gain dividends and amounts retained by the Fund which are designated as undistributed capital gains will not be subject to U.S. tax at the rate of 30% (or lower treaty rate) unless the Foreign Stockholder is a non-resident alien individual and is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements. However, this rule applies only in exceptional cases because any individual present in the United States for more than 182 days during a calendar year is generally treated as a resident for U.S. federal income tax purposes; in that case, he or she would be subject to U.S. federal income tax on his or her worldwide income at the graduated rates applicable to U.S. citizens, rather than the 30% U.S. withholding tax. In the case of a Foreign Stockholder who is a non-resident alien individual, the Fund may be required to withhold U.S. federal income tax (currently at a rate of 28%) of a capital gain dividend. See “—Backup Withholding” above. If a Foreign Stockholder is a non-resident alien individual, any gain he realizes upon the sale of his Fund Shares in the United States will ordinarily be exempt from U.S. tax unless (1) he is physically present in the United States for more than 182 days during the taxable year or is otherwise considered to be a resident alien of the United States or (2) backup withholding applies. See “—Backup withholding” above.

Income effectively connected

If the income from the Fund is “effectively connected” with a U.S. trade or business carried on by a Foreign Stockholder, then distributions of investment company taxable income and net capital gains, amounts retained by the Fund which are designated as undistributed capital gains and any gains realized upon the sale of Shares of the Fund, will be subject to U.S. federal income tax at the graduated rates applicable to U.S. citizens, residents and domestic corporations. Such stockholders may also be subject to the branch profits tax imposed under the Code.

The tax consequences to a Foreign Stockholder entitled to claim the benefits of an applicable tax treaty may be different from those described herein. Foreign Stockholders may also be subject to U.S. estate tax with respect to their Fund shares. Foreign Stockholders are advised to consult their own tax adviser with respect to the particular tax consequences to them of an investment in the Fund.

Foreign Account Tax Compliance Act (FATCA)

Effective July 1, 2014, the Fund is required to withhold U.S. tax (at a 30% rate) on payments of taxable dividends and (effective January 1, 2017) redemption proceeds and certain capital gain dividends made to certain non-U.S. entities that fail to comply (or be deemed compliant) with extensive new reporting and withholding requirements designed to inform the U.S. Department of the Treasury of U.S.-owned foreign investment accounts. Stockholders may be requested to provide additional information to the Fund to enable the Fund to determine whether withholding is required.

Other tax considerations

Distributions from the Fund and sales or other dispositions of Shares of the Fund may be subject to additional state, local and foreign taxes depending on each stockholder’s particular situation. Stockholders are advised to consult their own tax advisers with respect to the particular tax consequences to them of an investment in the Fund.

CAPITAL STOCK

The following summary of the terms of the stock of the Fund does not purport to be complete and is subject to and qualified in its entirety by reference to the Maryland General Corporation Law and the Fund’s Charter and Bylaws.

General

Set forth below is information with respect to the Fund’s outstanding securities as of January 31, 2015:

Title of Class	Number of Shares Authorized	Number of Shares Held by the Fund or for its Account	Number of Shares Issued and Outstanding
Common Stock, par value $1.00 per share	150,000,000	0	15,097,256

Common stock

The Fund’s charter authorizes the issuance of up to 150,000,000 Shares. On January 31, 2015, there were 15,097,256 outstanding Shares, all of which are fully paid and non-assessable. All Shares of common stock have equal rights as to dividends, assets and voting and have no conversion, preemptive or other subscription rights. In the event of liquidation, each Share is entitled to its proportion of the Fund’s assets after the payment of debts and expenses. Stockholders are entitled to one vote per Share and do not have cumulative voting rights. The Fund will hold regular annual meetings of stockholders in accordance with the laws of Maryland and the rules of the NYSE. Except with respect to appraisal rights arising in connection with the Maryland Control Share Acquisition Act discussed below, as permitted by the Maryland General Corporation Law, stockholders will not be entitled to appraisal rights.

The Shares commenced trading on the NYSE on June 4, 1981. For the quarter ended January 31, 2015, the highest trading price was $27.10 and the lowest trading price was $19.84. During the same period, the NAV ranged from a low of $26.54 to a high of $21.19. Total trading volume of the NYSE during the period was 4,602,402 shares. On January 30, 2015, the closing price on the NYSE was $20.34 and the NAV was $21.19.

Beneficial ownership

To the best of the Fund’s knowledge, based upon filings made by the respective entities with the SEC, as of January 31, 2015, no persons beneficially owned five percent or more of the voting securities of the Fund.

No preemptive rights

No holder of Shares has any preemptive right to acquire from the Fund any capital stock of the Fund whether now or hereafter authorized.

Certain provisions of the Maryland General Corporation Law, the Charter and Bylaws

Maryland Control Share Acquisition Act

The Maryland Control Share Acquisition Act provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

The requisite stockholder approval must be obtained each time an acquiror crosses one of the thresholds of voting power set forth above. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may repurchase for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to repurchase control shares is subject to certain conditions and limitations, including compliance with the 1940 Act. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or, if a meeting of stockholders is held at which the voting rights of the shares are considered and not approved, as of the date of the meeting. If voting rights for control shares are approved at a stockholders is held meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

The Control Share Acquisition Act does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation.

The Board of Directors of the Fund has adopted a resolution that makes the Control Share Act applicable to the Fund. This resolution and this Bylaw may be altered or repealed, in whole or in part, at any time by the Fund’s Board of Directors.

Charter and Bylaw provisions

The Fund has provisions in its Charter and Bylaws that could have the effect of delaying, deferring, preventing or otherwise limiting the ability of other entities or persons to acquire control of the Fund, to cause it to engage in certain transactions or to modify its structure. These provisions may be regarded as “anti-takeover” provisions.

The Board of Directors of the Fund is divided into three classes each having a term of three years. Each Director serves for three years and until his or her successor is duly elected and qualifies. Each year, the term of one class expires and the successor or successors elected to that class will serve for a three-year term. The classified nature of the Board could delay for up to two years the replacement of a majority of the Board of Directors by stockholders. The Fund’s Bylaws provide that the affirmative vote of the holders of a majority of the outstanding Shares of stock entitled to vote in the election of Directors will be required to elect a Director. The Fund also has certain Board composition and Director qualification requirements. A Director may be removed from office by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of Directors, but only for cause. The Charter provides that the number of Directors will be set only by the Board of Directors. Except as otherwise required by law, any vacancy on the Board of Directors can be filled only by the affirmative vote of the majority of the remaining Directors in office even if the remaining Directors do not constitute a quorum. The Bylaws also require that advance notice be given to the Fund in the event a stockholder desires to nominate a person for election to the Board of Directors or to transact any other business at a meeting of stockholders. The Fund’s Bylaws provide that special meetings of stockholders may be called by the Board of Directors and certain of the Fund’s Officers. Additionally, the Charter and Bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the stockholders requesting the meeting, a special meeting of stockholders will be called by the Secretary of the Fund upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at such meeting.

A vote of two-thirds of the Fund’s outstanding Shares are required for certain actions including amending certain provisions of the Bylaws and changes to the Fund’s fundamental investment restrictions.

The general purpose of these provisions is to encourage potential acquirers of more than certain percentages of voting Shares of the Fund in market transactions either to negotiate with the Board, as the elected representatives of the stockholders, or to obtain the approval of the stockholders for any proposed plan of action.

Additionally, as described below, the Bylaws contain certain provisions that may tend to make a change of control of the Fund more difficult. The Bylaws:

    1. Establish supermajority Board vote requirements for certain actions, including mergers, consolidations, sales of substantially all of the Fund’s assets, dissolution, amendment of the Fund’s charter, election of Officers, Officer and Director compensation and the amendment of the Director qualification requirements.

    2. Require that any proposed advisory, sub-advisory or management agreement between the Fund and an affiliate of any disinterested director then serving on the Board or who served on the Board within the preceding two years be approved by at least 75% of all disinterested directors who are not affiliates of a proposed party to the contract. This provision cannot be changed except by 75% of the “Continuing Directors,” a term defined as a member of the Board of Directors who (i) was a member of the Board of Directors on September 17, 2003 or (ii) was elected, or nominated to succeed a Continuing Director, by a majority of the Continuing Directors then on the Board of Directors.

    3. In the event that the Board approves an advisory, sub-advisory or management agreement between the Fund and (i) an affiliate of any disinterested director, (ii) a person (or an affiliate of such a person) who nominated any disinterested director serving on the Board at the time such agreement is considered for approval or (iii) a person (or an affiliate of such a person) that controls the Fund, the Bylaws would provide automatic liquidity to dissatisfied stockholders by requiring the Fund, within 45 days after the agreement is approved, to commence a tender offer for at least 50% of its outstanding shares at a price of not less than 98% of the Fund’s per share NAV. This provision cannot be changed except by 75% of the Continuing Directors.

The full text of these provisions can be found in the Fund’s Charter and Bylaws, on file with the SEC, but also on the Fund’s website, www.themexicofund.com under “Corporate governance.” These provisions could have the effect of depriving stockholders of an opportunity to sell their Shares at a premium over prevailing market prices by discouraging a third party from seeking to obtain control of the Fund in a tender offer or similar transaction. The Board of Directors believes that the provisions of the Fund’s Charter and Bylaws described above provide the advantage of greater assurance of continuity of Board and management composition and policies and has determined that the foregoing provisions are in the best interests of the Fund’s stockholders generally.

CUSTODIAN AND TRANSFER AGENT

Pursuant to a Custody Agreement dated March 14, 2006, BBVA Bancomer, SA, acts as the Fund’s custodian. The principal business address of BBVA Bancomer, SA is Av. Universidad 1200, Col. Xoco 03339, Mexico, D.F. For assets of the Fund held in the United States, pursuant to a contract dated April 5, 2000, Comerica Bank acts as custodian. The principal business address of Comerica Bank is 500 Woodward Avenue, Detroit, Michigan 48226. The Board has delegated various foreign custody responsibilities to the Investment Adviser, as the foreign custody manager for the Fund, to the extent permitted under the 1940 Act and the rules thereunder. See “Risk factors and special considerations—Foreign custody.”

American Stock Transfer & Trust Company acts as the Fund’s dividend paying agent, transfer agent and registrar for the Fund’s Shares. The principal business address of American Stock Transfer & Trust Company is 6201 15th Avenue, Brooklyn, NY 11219.

EXPERTS

The financial statements incorporated by reference in this prospectus for the year ended October 31, 2014 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, the independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing. The principal place of business of PricewaterhouseCoopers LLP is located at 300 Madison Avenue, New York, New York, 10017. The services they provide include an audit of the annual financial statements of the Fund, services relating to filings by the Fund with the SEC, and consultation on matters related to the preparation and filing of tax returns.

LEGAL MATTERS

The validity of the shares offered hereby will be passed on for the Fund by Dechert LLP, 1900 K Street, NW, Washington, DC 20006. Matters of Mexican law will be passed on for the Fund by Creel, García-Cuéllar, Aiza y Enriquez, S.C., Paseo de los Tamarindos 60, Col. Bosque de las Lomas, 05120 México, D.F. México.

Samuel García-Cuéllar, a partner of Creel, García-Cuéllar, Aiza y Enriquez, S.C., serves as Secretary of the Fund. Sander M. Bieber, a partner of Dechert LLP, and Lisa R. Price, an associate of Dechert LLP, each serve as Assistant Secretary to the Fund.

FINANCIAL STATEMENTS

The audited financial statements included in the Annual Report to the Fund’s stockholders for the fiscal year ended October 31, 2014 (the “Annual Report”), together with the report of PricewaterhouseCoopers LLP, are incorporated by reference in this prospectus. All other portions of the Annual Report are not incorporated by reference in this prospectus and are not part of the registration statement, the SAI, this prospectus or any Prospectus Supplement.

No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this prospectus and in any related Prospectus Supplement and, if given or made, such information or representations must not be relied upon as having been authorized by the Fund or the Investment Adviser. This prospectus does not constitute an offer to sell or the solicitation of any offer to buy any security other than the Shares of common stock offered by this prospectus, nor does it constitute an offer to sell or a solicitation of any offer to buy the Shares of common stock by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any such person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create any implication that information contained herein is correct as of any time subsequent to the date hereof. However, if any material change occurs while this prospectus is required by law to be delivered, the prospectus and any related Prospectus Supplement will be amended or supplemented accordingly.

The Mexico Fund, Inc.

Managed by

Impulsora del Fondo México, S.C.

Filed Pursuant to Rule 497

Registration Statement No. 333-

FORM OF PROSPECTUS

SUPPLEMENT

(To Prospectus dated [        ], 2014)

Shares

Shares of Common Stock

The Fund is offering for sale [            ] shares of its common stock. The Fund’s common stock is traded on the New York Stock Exchange Euronext (“NYSE”) under the symbol “MXF.” The last reported sale price for its common stock on [            ], [        ] was $ [        ] per share. The net asset value (“NAV”) of the Fund’s common stock at the close of business on [        ], was $ [        ] per share.

You should review the information set forth under “Risks and Special Considerations” on page [ ] of the accompanying Prospectus before investing in the Fund’s common stock.

	Per Share	Total (1)
Public offering price
Underwriting discounts and commissions
Proceeds, before expenses, to us

(1)	The aggregate expenses of the offering are estimated to be $[ ], which represents approximately $[ ] per share.

The underwriters may also purchase up to an additional [            ] shares of common stock from the Fund at the public offering price, less underwriting discounts and commissions, to cover over-allotments, if any, within 30 days after the date of this Prospectus Supplement. If the over-allotment option is exercised in full, the total proceeds, before expenses, to the Fund would be $ [        ] and the total underwriting discounts and commissions would be $ [        ]. The shares of common stock will be ready for delivery on or about [        ], 20[    ].

You should read this Prospectus Supplement and the accompanying Prospectus before deciding whether to invest in the Fund’s common stock and retain it for future reference. The Prospectus Supplement and the accompanying Prospectus contain important information about the Fund. Material that has been incorporated by reference and other information about the Fund can be obtained from us by calling collect [        ], the Fund’s [        ], at (52 55) 5280-3247, during Mexico City business hours (10:00 a.m. to 3:00 p.m. and 5:00 to 7:00 p.m. ET) or from the Securities and Exchange Commission’s (“SEC”) website (http://www.sec.gov).

Neither the SEC nor any state securities commission has approved or disapproved these securities or determined if this Prospectus Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

Form of Prospectus Supplement

TABLE OF FEES AND EXPENSES

Stockholder transaction expenses
Sales load (as a percentage of the subscription price)	[ ]%
Offering Expenses (as a percentage of offering price) (1)	[ ]%
Distribution Reinvestment and Stock Purchase Plan fees	[ ]%

(as a percentage of net assets attributable to the common stock)(2)
Annual expenses
Management fee	[ ]%
Administrative fee	[ ]%
Interest payments on borrowed funds	[ ]%
Other Expenses	[ ]%

Total annual expenses	[ ]%

(1)	If the Shares are sold to or through underwriters, the Prospectus Supplement will set forth any applicable sales load and the estimated offering expenses.

(2)

Fees payable under the Advisory Agreement and Fund Services Agreement are calculated on the basis of the Fund’s average daily net assets. See “Advisory Agreement” and “Fund Services agreement.” “Other expenses” have been estimated by annualizing actual expenses through the first fiscal quarter.

The above table is intended to assist the Fund’s investors in understanding the various costs and expenses associated with investing in the Fund through the exercise of Rights.

Hypothetical example

An investor would directly or indirectly pay the following expenses on a $1,000 investment in the Fund, assuming a 5% annual return:

1 Year	3 Years	5 Years	10 Years
$[ ]	$[ ]	$[ ]	$[ ]

This hypothetical example assumes that all dividends and other distributions are reinvested at NAV and that the percentage amounts listed under “Annual expenses” above remain the same in the years shown. The above tables and the assumption in the hypothetical example of a 5% annual return are required by regulation of the SEC applicable to all investment companies; the assumed 5% annual return is not a prediction of, and does not represent, the projected or actual performance of the Fund’s Shares. For more complete descriptions of certain of the Fund’s costs and expenses, see “Management of the Fund,” “Advisory Agreement” and “Fund Services agreement.”

The hypothetical example should not be considered a representation of future expenses or rate of return and actual Fund expenses may be greater or less than those shown.

USE OF PROCEEDS

We estimate the total net proceeds of the offering to be $[        ], based on the public offering price of $[        ] per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by the Fund.

The Fund anticipates that it will be able to invest substantially all of the net proceeds of an offering in accordance with its investment objectives and policies within approximately 60 days after receipt by the Fund. Pending such investment, the Fund anticipates investing the proceeds in short-term securities issued by the U.S. government or its agencies or instrumentalities or in high quality, short-term or long-term debt obligations or money market instruments.

PRICE RANGE OF SHARES OF COMMON STOCK

The following table sets forth, for the quarters indicated, the highest and lowest daily closing prices per share of common stock on the NYSE and other U.S. consolidated markets, and the NAV per share and the premium to or discount from NAV on the date of each of the high and low market prices. The table also sets forth the number of shares of common stock traded on the NYSE and other U.S. consolidated markets during the respective quarters.

During Quarter Ended	NAV per Share on Date of Market Price High and Low		Market Price per Share		%Premium/(Discount) on Date of Market Price High and Low		Trading
	High	Low	High	Low	High	Low	Volume
January 31, 2013	$32.38	$28.04	$32.81	$25.35	1.33	(9.59)	2,684,171
April 30, 2013	$34.05	$31.35	$38.23	$30.50	12.28	(2.71)	6,413,196
July 31, 2013	$33.16	$26.97	$36.55	$27.49	10.22	1.93	3,386,379
October 31, 2013	$31.72	$27.42	$32.40	$27.23	2.14	(0.69)	2,826,114
January 31, 2014	$28.63	$26.96	$31.29	$27.31	9.29	1.30	3,621,785
April 30, 2014	$27.32	$25.17	$27.76	$24.78	1.61	(1.55)	3,619,088
July 31, 2014	$28.79	$26.75	$28.93	$26.44	0.49	(1.16)	2,566,111
October 31, 2014	$28.30	$25.41	$28.36	$25.08	0.21	(1.30)	3,679,953
January 31, 2015	$26.54	$21.30	$26.75	$19.97	0.79	(6.24)	4,558,681

UNDERWRITING

[                        ]

LEGAL MATTERS

The validity of the shares offered hereby will be passed on for the Fund by Dechert LLP, 1900 K Street, NW, Washington, DC 20006. Matters of Mexican law will be passed on for the Fund by Creel, García-Cuéllar, Aiza y Enriquez, S.C., Paseo de los Tamarindos 60, Col. Bosque de las Lomas, 05120 México, D.F. México.

Samuel García-Cuéllar, a partner of Creel, García-Cuéllar, Aiza y Enriquez, S.C., serves as Secretary of the Fund. Sander M. Bieber, a partner of Dechert LLP, and Lisa R. Price, an Associate of Dechert LLP, serve as Assistant Secretary to the Fund.

Certain legal matters in connection with this offering will be passed upon for the underwriters by [    ].

$[            ]

THE MEXICO FUND, INC.

Shares of Common Stock

FORM OF PROSPECTUS SUPPLEMENT

[            ], 20[    ]

[UNDERWRITERS]

PART C

OTHER INFORMATION

Item 25.	Financial Statements and Exhibits.

1.	Financial Statements

Schedule of Investments as of October 31, 2014(1)

Statement of Assets and Liabilities as of October 31, 2014(1)

Statement of Operations for the fiscal year ended October 31, 2014(1)

Statements of Changes in Net Assets for the fiscal years ended October 31, 2014 and 2013(1)

Notes to Financial Statements(1)

Financial Highlights for a share of common stock outstanding during each of the fiscal years ended October 31, 2014, 2013, 2012, 2011 and 2010(1)

2.	Exhibits

a)	1) Articles of Amendment and Restatement of the Articles of Incorporation dated February 27, 1998(2)

2)	Articles Supplementary dated November 29, 2000(2)

3)	Articles Supplementary dated December 4, 2003(2)

b)	Amended and Restated Bylaws as of September 21, 2012(3)

c)	Not Applicable

d)	Not Applicable

e)	Amended and Restated Distribution Reinvestment and Stock Purchase Plan(7)

f)	Not Applicable

g)	Amended and Restated Investment Advisory Agreement, dated April 28, 2003 between the Registrant and the Investment Adviser and amended and restated as of March 8, 2006 and December 6, 2011; Investment Advisory Agreement, dated April 1, 2014 between the Registrant and the Investment Adviser (11)

h)	Equity Distribution Agreement, dated June 12, 2013 among the Registrant, the Investment Adviser and UBS Securities LLC(10)

i)	Not Applicable

j)	1) Amended and Restated Custody Agreement dated March 14, 2006 between Registrant and BBVA Bancomer, S.A.(6)

2)	Custody Agreement between Registrant and Comerica Bank dated April 5, 2000(5)

3)	Form of First Amended and Restated Foreign Custody Delegation Agreement between Registrant and the Investment Adviser(4)

k)	1) Amended and Restated Fund Services Agreement between Registrant and Impulsora del Fondo Mexico, S.C. dated March 7, 2007 and amended and restated as of June 30, 2009 and December 6, 2011(8)

2)	Transfer Agency and Registrar Agreement between Registrant and American Stock Transfer and Trust Company dated July 6, 1989(5)

3)	Service Agreement between Registrant and Dechert LLP dated December 6, 2011(8)

l)	Opinion and Consent of Dechert LLP (filed herewith)

m)	Not Applicable

n)	Consent of PricewaterhouseCoopers LLP, the independent registered public accounting firm of the Registrant (filed herewith)

o)	Not Applicable

p)	Not Applicable

q)	Not Applicable

r)	1)	Code of Ethics of Registrant and the Investment Adviser adopted pursuant to Rule 17j-1 of the Investment Company Act of 1940(8)

s)	1)	Power of Attorney dated June 7, 2011(3)

2)	Power of Attorney dated March 18, 2013(8)

(1)	Incorporated by reference to the Fund’s Annual Report to Stockholders.

(2)	Incorporated by reference from Amendment No. 42 to Registration Statement under the Investment Company Act of 1940, filed September 16, 2004.

(3)	Incorporated by reference from Form POS AMI filed on September 27, 2012.

(4)	Incorporated by reference from Amendment No. 49 to Registration Statement under the Investment Company Act of 1940, filed March 12, 2007.

(5)	Incorporated by reference from Amendment No. 43 to Registration Statement under the Investment Company Act of 1940, filed September 17, 2004.

(6)	Incorporated by reference from Amendment No. 46 to Registration Statement under the Investment Company Act of 1940, filed May 17, 2006.

(7)	Incorporated by reference from Form POS AMI filed on October 30, 2009.

(8)	Incorporated by reference from Amendment No. 55 to Registration Statement under the Investment Company Act of 1940, filed April 11, 2013.

(9)	Incorporated by reference from Amendment No. 57 to Registration Statement under the Investment Company Act of 1940, filed June 7, 2013.

(10)	Incorporated by reference from Form POS EX filed June 12, 2013.

(11)	Incorporated by reference from Form POS EX filed April 1, 2014.

Item 26.	Marketing Arrangements.

Not Applicable

Item 27.	Other Expenses of Issuance and Distribution.

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this Registration Statement:

Registration fees	$20,122
FINRA fees	$23,000
NYSE listing fee	$(1)
Printing and Postage (including subscription certificates)	$(1)
Fees and expenses of qualifications under state securities laws (including fees of counsel)	$(1)
Legal fees and expenses	$(1)
Accounting fees and expenses	$(1)
Subscription Agent fee and expenses	$(1)
Information Agent fees and expenses	$(1)
Miscellaneous	$(1)
Total	$(1)*

(1)	Expenses dependent upon amount of shares issued under the shelf registration.

(*)	These expenses will be borne by the Fund unless otherwise specified in a prospectus supplement.

Item 28.	Persons controlled by or under common control with Registrant.

None.

Item 29.	Number of Holders of Securities.

Title of Class	Number of recordholders at December 31, 2014
Common Stock, par value $1.00 per share	1,535

Item 30.	Indemnification.

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action.

Article SEVENTH of the Registrant’s Charter provides that no director or officer of the Registrant shall have any personal liability to the Registrant or its stockholders for money damages, except to the extent such exemption from liability or limitation thereof is not permitted by law (including the Investment Company Act of 1940) or as the same may hereafter be amended.

The Registrant’s Bylaws obligate the Registrant to indemnify current or former directors, officers of the Registrant, employees and agents to the maximum extent permissible under the Maryland General Corporation Law. In addition, the Registrant may purchase insurance on behalf of any current or former director, officer, employee or agent of the Registrant with respect to certain liabilities. The Bylaws provide, however, that the Registrant’s directors, officers and certain agents shall not be indemnified against liability arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of their office or under any contract or agreement with the Registrant. The Registrant will not indemnify any such person unless the court or other body before which a proceeding is brought dismisses the proceeding for insufficiency of evidence or reaches a final decision on the merits that the person was not liable by reason of the disabling conduct or, absent such a decision, a reasonable determination is made, based upon a review of the facts, by a vote of a majority of a quorum of the Directors of the Registrant who are neither interested persons of the Registrant as defined in the Investment Company Act of 1940, as amended nor parties to the proceeding; or if such quorum is not obtainable, or even if obtainable, if a majority of a quorum of such directors so direct, by independent legal counsel in a written opinion, that such person was not liable by reason of disabling conduct. The Bylaws further provide that the Registrant may pay expenses incurred in defending a proceeding involving a director, officer, employee or agent in advance of the final disposition of the proceeding upon the undertaking by such person to repay the expenses (unless it is ultimately determined that he or she is entitled to indemnification), if (1) such person provides adequate security for the undertaking, (2) the Registrant is insured against losses arising by reason of the advance or (3) a majority of a quorum of such disinterested directors, or independent legal counsel in a written opinion, determines, based on readily available facts, that there is reason to believe that such person will be found to be entitled to indemnification.

Maryland law requires a corporation (unless its charter provides otherwise, which the Registrant’s charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met. The Registrant maintains insurance on behalf of any person who is or was a director or officer of the Fund, against certain liability asserted against him and incurred by him arising out of his position.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (“Securities Act”), may be permitted to directors, officers and controlling persons of the Registrant, pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Management and Administration Agreements, filed as Exhibits (g), (k)(1) and (k)(4) limit the liability of Registrant’s investment adviser and administrator.

Item 31.	Business and other connections of the Investment Adviser

Information as to the directors and officers of Impulsora del Fondo Mexico, S.C. is included in its Form ADV filed with the SEC (SEC File No. 801-16064) and is incorporated herein by reference thereto.

Item 32.	Location of accounts and records.

Certain accounts, books and other documents required to be maintained pursuant to Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are maintained by the Fund’s Investment Adviser, Impulsora del Fondo Mexico, S.C., Aristóteles 77, 3rd Floor, Col. Polanco, 11560 México, D.F., México; and those relating to the duties of the transfer agent, dividend paying agent and registrar are maintained by American Stock Transfer & Trust Company, LLC, 6201 15th Avenue Brooklyn, NY 11219.

Item 33.	Management services.

Not applicable.

Item 34.	Undertakings.

(1) Registrant undertakes to suspend the offering of the shares of Common Stock covered hereby until it amends its Prospectus contained herein if (a) subsequent to the effective date of this Registration Statement, its net asset value per share of Common Stock declines more than 10% from its net asset value per share of Common Stock declines more than 10% from its net asset value per share of Common Stock as of the effective date of this Registration Statement, or (b) its net asset value per share of Common Stock increases to an amount greater than its net proceeds as stated in the Prospectus contained herein.

(2) Not applicable.

(3) Not applicable.

(4) Registrant undertakes (a) to file, during and period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2) to reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(3) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(b) that for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(d) that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e) that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act.

(2) the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(5) Registrant undertakes that:

(a) For purposes of determining any liability under the Securities Act the information omitted from the form of prospectus filed as part of the Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(b) For purposes of determining any liability under the Securities Act each post-effective amendment that contains a form of prospectus shall be deemed to a new registration statement relating to the securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for effectiveness of this Post-Effective Amendment to its Registration Statement under Rule 486(b) under the Securities Act of 1933, as applied by no-action relief granted by the staff of the U.S. Securities and Exchange Commission on December 31, 2013, and has duly caused this Post-Effective Amendment to be signed on its behalf by the undersigned, thereunto duly authorized on the 27th day of February 2015.

THE MEXICO FUND, INC. (Registrant)

By:	/s/ Alberto Osorio*
Alberto Osorio

President (Principal Executive Officer)

*	Executed by Lisa R. Price, Attorney-in-Fact pursuant to Power of Attorney dated June 7, 2011.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signatures	Title	Date
/s/ Emilio Carrillo Gamboa	Chairman and Director	February 27, 2015
Emilio Carrillo Gamboa*
/s/ Jonathan Davis Arzac	Director	February 27, 2015
Jonathan Davis Arzac*
/s/ Jóse Luis Gómez Pimienta	Director	February 27, 2015
Jóse Luis Gómez Pimienta*
/s/ Claudio X. González	Director	February 27, 2015
Claudio X. González*
/s/ Edward P. Djerejian	Director	February 27, 2015
Edward P. Djerejian**
/s/ Marc J. Shapiro	Director	February 27, 2015
Marc J. Shapiro*
/s/ Jaime Serra Puche	Director	February 27, 2015
Jaime Serra Puche*

*	Executed by Lisa R. Price, Attorney-in-Fact pursuant to Power of Attorney dated June 7, 2011.

**	Executed by Lisa R. Price, Attorney-in-Fact pursuant to Power of Attorney dated March 18, 2013.

Exhibit List

(1)	Opinion and Consent of Dechert LLP

(n)	Consent of PricewaterhouseCoopers LLP